Bank Austria
Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808


SEC MAIL
PROCESSING
RECEIVED
MAY 19 2005
WASH, D.C.
202
SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 2054
United States of Amer




05008344

Vienna, May 2005

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley   Ursula Künstler


Bank Austria Creditanstalt
Banking for success.

Interim Report at 31 March 2005

A Member of HVB Group

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	Q1 2005	2004	+/–
Share price at end of period	€ 76.0	€ 66.50	14.3 %
High / low (intraday)	€ 78.5 / € 62.01	€ 66.6 / € 40.81	
Earnings per share in accordance with IFRSs (annualised)	€ 5.63	€ 4.14	36.0 %
Price / earnings ratio (end of period)	13.5	16.1	
Total shareholder return	14.3 %	66.7 %	
Market capitalisation (end of period)	€ 11.2 bn	€ 9.8 bn	
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange (single counting)	216,000 shares	152,000 shares	

Income statement figures (in € m)	Q1 2005	Q1 2004*)	+/–
Net interest income after losses on loans and advances	486	438	10.9 %
Net fee and commission income	330	297	11.3 %
Net trading result	79	59	33.0 %
General administrative expenses	–634	–604	5.0 %
Operating profit	270	190	42.1 %
Net income before taxes	280	204	37.6 %
Consolidated net income	207	139	48.7 %

Volume figures (in € m)	31 March 2005	31 Dec. 2004*)	+/–
Total assets	148,825	146,521	1.6 %
Loans and advances to customers after loan loss provisions	78,802	77,726	1.4 %
Primary funds	83,658	82,763	1.1 %
Shareholders' equity (excluding minority interests)	6,952	6,642	4.7 %
Risk-weighted assets (banking book)	72,887	70,887	2.8 %

Key performance indicators (in %)	Q1 2005	2004*)
Return on equity after taxes (ROE)	12.3	9.8
Return on assets (ROA)	0.56	0.43
CEE contribution to net income before taxes	40.7	42.6
Cost / income ratio	62.5	64.7
Net interest income / avg. risk-weighted assets (banking book)	3.32	3.58
Risk / earnings ratio	18.5	16.3
Provisioning charge / avg. risk-weighted assets (banking book)	0.61	0.58
Total capital ratio (end of period)	12.3	12.4
Tier 1 capital ratio (end of period)	7.9	7.9

Staff	31 March 2005	31 March 2004	+/–
Bank Austria Creditanstalt (full-time equivalent)	29,374	30,842	–4.8 %
Austria (BA-CA AG and its subsidiaries that support its core banking business)	10,499	11,183	–6.1 %
CEE and other subsidiaries	18,875	19,659	–4.0 %
of which: Poland	9,964	11,145	–10.6 %

Offices	31 March 2005	31 March 2004	+/–
Bank Austria Creditanstalt	1,338	1,349	–0.8 %
Austria	397	408	–2.7 %
CEE countries and rest of world	941	941	0.0 %
of which: Poland	495	520	–4.8 %

*) Comparative figures adjusted to amended and new IFRS rules (see page 14)

To our shareholders,
customers and business partners



***Erich Hampel**, Chairman of the Managing Board of Bank Austria Creditanstalt AG*

Ladies and Gentlemen,

Reports on economic developments are once again dominated by references to "economic slowdown", and the economic forecasts with which we started the year have once again been revised downwards. This is now almost a seasonal factor which is becoming increasingly familiar to us.

Yet I say, let's make our own economic trend! Let's focus on sustained growth rather than the inevitable ups and downs. In Central and Eastern Europe the upward trend in the long term is intact. In CEE, economies as a whole are growing dynamically; in Austria, again and again, we see specific industries that are experiencing strong growth – and there is certainly a considerable potential for success stories.

The same applies to our bank. Bank Austria Creditanstalt entered the current year with a strong momentum carried over from 2004. In the first quarter of 2005, operating revenues were 4 % higher than in the preceding quarter, thus exceeding the previous year's figure by 13 %. With net income before taxes of € 280 m for the first quarter we are well on track towards achieving our full-year target of over € 1 bn. Net income and earnings per share were over one-quarter higher than in the preceding quarter and exceeded the previous year's figure by almost one-half.

What is even more important, progress was well balanced: CEE and Austria made equal contributions to the improvement, and trading operations generated outstanding results. The bank continues to expand: across CEE, where risk-weighted assets increased by 25 % compared with the previous year; and in a focused manner in Austria, where similar growth was seen in the risk-weighted volume of business with private customers.

We aim to create value by allocating capital primarily to high-return business segments and by enhancing profitability in those business areas where returns are still below average. For this purpose we have introduced a new segmentation of our Austrian business by combining small and medium-sized businesses into a new segment. In this way we have created the transparency required to raise our level of efficiency in our own interest and in the interest of our customers. Competition among banks in the segment of small and medium-sized businesses is very strong. It is especially in this segment that we will focus on providing market-oriented and equity-oriented solutions to meet typical customer needs. And we believe in being able to operate profitably in this business segment in the medium term.

Let's not rely on economic developments! We can achieve sustained growth only with profitable structures.

Yours sincerely,



Erich Hampel

Performance of the BA-CA Share

The price of Bank Austria Creditanstalt shares continued to advance in the first quarter of 2005. With a closing price of € 76.00 on 31 March 2005, the BA-CA share price was more than 14 % higher than at the beginning of the year. In the same period, the ATX and Dow Jones EuroStoxx/Banks (European benchmark index for banks) share price indices rose by more than 8 % and 4 %, respectively. Compared with the level at the beginning of 2004, the price of BA-CA shares has risen by more than 87 %, since the issue in July 2003 by more than 160 %. At the end of March, Bank Austria Creditanstalt's market capitalisation reached almost € 11.2 bn.

BA-CA share again outperforms market in Q1

Average daily turnover in BA-CA shares in the first quarter of 2005 also exceeded the level for 2004: daily turnover in BA-CA shares on the Vienna Stock Exchange averaged 216,000 shares compared with 152,000 shares in 2004. In March 2005, turnover in Bank Austria Creditanstalt's shares amounted to € 445 m (single counting), the highest figure of all companies listed on the Vienna Stock Exchange. For the first quarter of 2005, total turnover in BA-CA shares was € 919 m, almost one-half of the total figure of € 1,886 m for 2004 as a whole. Active trading in BA-CA shares may be explained by the bank's higher-than-expected results for the 2004 financial year, which were published in March 2005.

Analysts also recognised BA-CA's good overall performance by adjusting their share price targets upwards. The current share price targets indicated by the various investment banks are given on the Investor Relations website under "The BA-CA Share".

Performance of Bank Austria Creditanstalt shares compared with the ATX and the bank index/euro area


EUR
80
70
60
50
40
30
20
Offering price € 29 = index base
J A S O N D J F M A M J J A S O N D J F M A
2003
2004
2005
BA-CA
ATX (relative)
European bank shares
(DJ EuroStoxx/Banks, relative)

Bank Austria Creditanstalt in the First Quarter of 2005

- ▶ Net income before taxes, at € 280 m, was 38 % higher than in the previous year. Thus BA-CA is on track towards reaching its full-year target for 2005.
- ▶ The return on equity after taxes improved to 12.3 %.
- ▶ Operating revenues grew strongly (up by 13 % on the previous year). High net fee and commission income, and again very good net trading result.
- ▶ The 42 % rise in operating profit reflected an almost equal increase in Austria and in CEE.
- ▶ BA-CA continued to expand in segments generating above-average returns: total risk-weighted volume was 8 % higher than in the previous year, with 25 % growth in CEE (ROE: 23.7 %) and 22 % growth in the Private Customers Austria segment (ROE: 22.1 %).
- ▶ Despite this expansion, the provisioning charge and general administrative expenses rose only moderately. The cost/income ratio declined to 62.5 %.
- ▶ Beginning of 2005: new segmentation of Austrian customer business enhances performance transparency under the value-based management approach. First-time application of amended and new IFRSs.

The **global economy** weakened in the first quarter of 2005, primarily due to the strong rise in oil prices. This had an adverse impact on growth prospects for Europe, in particular, and also affected our core markets. In the CEE countries, growth amounted to 2.7 % in the first quarter of 2005, although this should be seen in the context of exceptionally strong growth of 4.7 % in the period preceding EU accession in 2004. In Austria, domestic demand has most recently picked up, and real GDP expanded by 2.1 % over the previous year. Instead of rising with US interest rates, euro rates fell to a renewed low. CEE stock markets experienced a temporary setback in March, and currency appreciation since the beginning of the year was subsequently reversed. Interest rates in the CEE countries fell sharply as a result of a more restrictive economic policy and continued strong inflows of capital.

The steady upward trend of **Bank Austria Creditanstalt's results** continued in the first quarter of 2005. At all levels of the income statement, results exceeded the very good performance of the preceding quarter, reflecting strong growth compared with the same period of the previous year.

Results by quarter

€ m	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Change[1]
Operating profit	190	266	255	246	270	42 %
Net income before taxes	204	223	227	204	280	38 %
ROE before taxes	12.8	13.8	13.8	11.9	15.7	
Consolidated net income[2]	139	146	157	167	207	49 %
ROE after taxes excl. minority interests	9.3	9.6	10.1	10.4	12.3	
Earnings per share (p.a.)	3.79	3.98	4.26	4.54	5.63	49 %

1) % change on previous year / 2) after minority interests

With **net income before taxes** of € 280 m (up by 37 % on the preceding quarter and 38 % on the previous year), we are on track towards meeting our full-year target of over € 1 bn for 2005. Consolidated net income after minority interests (€ 207 m) and thus earnings per share (€ 5.63 on an annualised basis) increased by about one-quarter from the figure for the final quarter of 2004, exceeding the comparative figures for the previous year by about 50 %. Over the past year, the return on equity (after taxes and minority interests) has improved steadily from quarter to quarter, from 9.3 % to a most recent level of 12.3 %.

The improvement in performance resulted from current operations: operating revenues after the provisioning charge were € 904 m, an increase of 2 % over the good results of the preceding quarter and 14 % higher than in the previous year. General administrative expenses in the first quarter of 2005 amounted to € 634 m, down by 2 % from the preceding quarter, but 5 % higher than in the previous year (mainly as a result of exchange rate effects). Operating profit thus rose to € 270 m, an increase of 42 % or € 80 m on the previous year. The Austrian business segments (except SMEs Austria), International Markets and Central and Eastern Europe (CEE) made significant contributions to this increase through strong growth.

Operating profit

€ m	Q1 2005	Change on previous year	
Bank Austria Creditanstalt	270	+80	+42 %
– Private Customers Austria	47	+9	+24 %
– SMEs Austria	15	+1	+5 %
– Large Corporates and Real Estate	82	+26	+46 %
– International Markets (INM)	37	+16	+79 %
– Central and Eastern Europe (CEE)	114	+34	+42 %

At the beginning of 2005 we adjusted the accounting system to new international **financial reporting rules** (for details of first-time application, see note 2 on page 14). The figures for the previous year were adjusted to provide comparative figures enabling users of the financial statements to assess the 2005 results. In the income statement, the first-time application effects – resulting mainly from the use of valuation options – are reflected primarily in the net charge for losses on loans and advances, in income from equity interests, in the net trading result, and in net income from investments. These effects remained within narrow limits: the adjusted net income before taxes for the first quarter of 2004 was € 7.5 m higher than the published figure. Starting in 2005, under IFRS 3 (without retroactive effect), goodwill is not amortised; in the previous year, the income statement included a charge for amortisation of goodwill.

Also to be taken into account are **exchange rate effects** resulting from the appreciation of CEE currencies (and the depreciation of the US dollar) in the course of the past year. The exchange rate changes were quite pronounced, with the value of the Polish zloty rising by 18 % and the Romanian leu up by 8 %, measured by quarterly averages. However, these exchange rate effects had an impact on both income and expense items, thus partly offsetting each other. Rate hedging offset the remaining exchange rate effects in the first quarter. This eliminates any distortions in a comparison of results with the previous year.

Details of the Income Statement

The sustainable components of income continued to develop favourably in the first quarter of 2005 (see chart), although the first few months of the year were marked by strong volatility of interest and exchange rates, a reduction of purchasing power through oil price movements, and a general economic slowdown which was even discernible in our core markets.

Sustainable income components



€ m
1,000
900
800
700
600
500
400
300
200
100
0
27
100
35
48
28
(Dividends)
515
542
574
599
568
Net interest income excl. dividends
297
319
317
301
330
Net fee and commission income
Q1/04
Q2
Q3
Q4
Q1/05

Net interest income declined slightly compared with the preceding quarter, one of the reasons being the fact that dividend income will be received later in the year. On the other hand, net fee and commission income was 10 % higher than in the preceding quarter. Compared with the same period of the previous year, net interest income and net fee and commission income increased by about one-tenth each.

Sustained improvement in operating revenues

Revenue components

€ m	Q1 2005	Change on previous year	
Net interest income	596	+53	+10 %
Net fee and commission income	330	+34	+11 %
Net trading result	79	+20	+33 %
Balance of other operating income and expenses	9	+9	–

The increase in net interest income was driven by the performance of the CEE subsidiaries and the International Markets segment, whereas business with Austrian small and medium-sized business customers had a dampening impact as margins continued to narrow. The increase in net fee and commission income was driven by the Private Customers Austria and CEE business segments; net fee and commission income in CEE reflected the effective interest method in some countries, which involves a shift of income into the future. The balance of other operating income and expenses in the first quarter of 2005 was positive, mainly as a result of the sale of an Italian subsidiary of our leasing sub-group.

Net charge for losses on loans and advances

€ m	Q1 2005	2004
– Risk/earnings ratio	18.5 %	16.3 %
– Net interest income/RWA (banking book)	3.32 %	3.58 %
– Provisioning charge/RWA (banking book)	0.61 %	0.58 %

The net charge for losses on loans and advances in the first quarter of a year is geared to the full new year. From a current perspective, we expect risk ratios to remain unchanged compared with the previous year. The provisioning charge was € 110 m; the 5 % increase over the previous year was mainly due to expansion in CEE.

General administrative expenses

€ m	Q1 2005	Q1 2004	Change in € m	Change in %
Bank Austria Creditanstalt	634	604	+30	+5 %
... in % of operating revenues (C/I ratio)	62.5	67.2		
Central and Eastern Europe (CEE)	192	162	+30	+19 %
... in % of operating revenues (C/I ratio)	56.2	60.5		

Costs remain under control: C/I ratio falls to 62.5 %

General administrative expenses were € 634 m, 2 % lower than the level in the final quarter of 2004, which included special expenses for concrete measures to enhance efficiency in Austria. In a year-on-year comparison, the figure was 5 % higher; all of this increase related to business expansion in CEE (with one-half of the increase resulting from exchange rate changes). The cost/income ratio improved by 4.7 percentage points to 62.5 % compared with the previous year. Among the other items of the income statement, net income from investments decreased by € 21 m compared with the previous year; a year ago, the bank recorded a gain on the sale of shares in Wienerberger AG.

Development of Business Segments

With this interim report we are introducing a **new segmentation**. Austrian customer business, which has so far comprised two business segments – Private Customers Austria and Corporate Customers Austria – is now divided into three segments: "Private Customers Austria" covers business with private individuals only; "SMEs Austria" encompasses small and medium-sized enterprises, "Large Corporates and Real Estate" comprises multinational corporates, financial institutions, public sector and commercial real estate business. The other business segments – International Markets, CEE and Corporate Center – remain unchanged. This means that segment reporting is now divided into six business segments. With this new definition we aim to enhance transparency – both externally and especially within the bank, in line with our value-based management approach. The business segments now reflect more homogeneous customer portfolios enabling the bank to provide targeted services as well as enhancing benefits for customers and reducing costs.

New segmentation of Austrian customer business

Q1 2005	Share of equity	Risk/earnings ratio	Cost/income ratio	ROE
– Private Customers Austria	12 %	14.1 %	76.1 %	22.1 %
– SMEs Austria	12 %	41.6 %	63.8 %	6.8 %
– Large Corporates and Real Estate	21 %	12.4 %	41.2 %	19.4 %

Profitability in the newly defined SMEs Austria segment is currently below average (see table above). In Austria, small and medium-sized businesses are the market segment in which competition is strongest. This business segment shows strong retail characteristics so that we can develop customer relationships by providing largely pre-standardised solutions to meet these customers' needs over their "lifecycle". In this context we will use the experience gained in the Private Customers segment and intensify sales efforts, including cross-selling. We will focus on risk-adjusted pricing and on offering capital market products meeting the needs of medium-sized companies. In the medium term we aim to increase the ROE in the SMEs Austria business segment to a level exceeding the cost of capital.

Transparent management structure, new segment definition

Under our long-term "Fit for Sales" programme, our staff providing customer services are this year focusing on more homogeneous customer portfolios. For this purpose we are carrying out comprehensive training programmes while enhancing performance transparency and providing incentives. In this connection, on 1 March 2005, the bank's Managing Board presented to the Supervisory Board the **"Internal Staff Regulations 2005"**, which were approved by the Supervisory Board. These internal staff regulations became effective on 1 April 2005 and apply to all employees. They are based on the collective agree-

ment for employees of Austrian banks. The standard number of working hours in a week is now 38 instead of 37. The transition of the salary structure (including flat-rate overtime pay and allowances) to the collective agreement for bank employees was made without a change to salary levels. Future automatic salary increases during the transitional period (1 to 10 years, depending on years of service) will be based on the relevant rules of the new collective agreement for employees of Austrian savings banks. Afterwards, salary increases will follow the collective agreement for bank employees, which will also determine annual salary adjustments. This will limit the impact of automatic advances and will produce visible effects as early as 2007. In the future, salaries will be more closely linked to individual performance. In addition to internal participation in the bank's results, an incentive system rewarding outstanding performance will be set up. Those employees who currently have "tenured positions" at the bank will continue to enjoy this status, but there will be no new "tenured positions". Bank Austria Creditanstalt will take due account of the outcome of pending legal proceedings at the Austrian Supreme Court.

New internal staff regulations place stronger emphasis on performance

Private Customers Austria

€ m	Q1 2005	Q1 2004	Change	
Operating revenues [1]	296	283	13	5 %
... after net charge for losses on loans and advances	273	264	9	3 %
General administrative expenses	–225	–226	0	0 %
Operating profit	47	38	9	24 %
Net income before taxes	49	38	11	28 %
Net income	38	28	10	38 %
... share of Group total	17 %	19 %		
Equity – share of Group total	12 %	11 %		
ROE before taxes	22.1 %	21.0 %		
ROE after taxes [2]	17.3 %	15.3 %		

1) net interest income, net fee and commission income, net trading result, other operating income and expenses
2) net income (p.a.)/allocated equity (average for the period)

Operating revenues in the Private Customers Austria business segment as defined in the new segmentation were about 5 % higher than in the preceding quarter and in the previous year. A further decline in interest margins – in line with the low market rate levels – was offset by strong volume growth thanks to successful sales initiatives. Risk-weighted assets rose by 22 % compared with the previous year and were 5 % higher than in the preceding quarter. Net fee and commission income grew strongly (up by 11 % on the previous year). This increase reflects not only expansion in the area of home loans, but also the performance of asset management subsidiaries. Assets under management increased by 5.3 % to € 29.2 bn, mainly through net inflows. Although the provisioning charge was slightly higher, the increase in revenues fed through to operating profit and net income as costs remained stable (see table). The cost/income ratio thus improved from just under 80 % a year ago to 76.1 %, the ROE before taxes rose from 21.0 % to 22.1 %, the ROE after taxes from 15.3 % to 17.3 %.

SMEs Austria

€ m	Q1 2005	Q1 2004	Change	
Operating revenues	143	158	–15	–9 %
... after net charge for losses on loans and advances	107	106	0	0 %
General administrative expenses	–91	–92	1	–1 %
Operating profit	15	14	1	5 %
Net income before taxes	15	14	1	11 %
Net income	11	9	2	19 %
... share of Group total	5 %	7 %		
Equity – share of Group total	12 %	14 %		
ROE before taxes	6.8 %	6.0 %		
ROE after taxes	5.1 %	4.2 %		

In the newly defined SMEs Austria business segment, a decline in net interest income resulting from weak credit demand and significantly narrower margins led to lower operating revenues (down by 9 % from the previous year). Risk-weighted assets in this segment decreased by 3 %. On the other hand, net fee and commission income remained stable at a high level. The decline in operating revenues was offset by a positive trend in the provisioning charge. The ROE after taxes was 5.1 % for the first quarter of 2005, compared with 4.2 % a year before. The above-mentioned measures to improve profitability in this business segment are aimed at increasing the ROE to a sustainable level of over 8.5 % in the next few years.

First-time reporting for new segments

Large Corporates and Real Estate

€ m	Q1 2005	Q1 2004	Change	
Operating revenues	163	140	23	17 %
... after net charge for losses on loans and advances	149	132	18	13 %
General administrative expenses	–67	–76	8	–11 %
Operating profit	82	56	26	46 %
Net income before taxes	74	52	22	43 %
Net income	58	39	19	49 %
... share of Group total	26 %	25 %		
Equity – share of Group total	21 %	23 %		
ROE before taxes	19.4 %	14.0 %		
ROE after taxes	15.2 %	10.5 %		

The newly formed business segment Large Corporates and Real Estate presented a mixed picture: credit demand stagnated and margins continued to decline. Risk-weighted assets, though slightly lower than in the preceding quarter, exceeded the previous year's level by 3 %. Leasing operations and commercial real estate business continued to experience an upturn in growth. Investment business developed slightly better than lending business. The first quarter of 2005 saw strong demand

for risk management via derivatives, resulting in a high level of fee and commission income. Income from payment transactions developed less favourably.

Operating revenues rose by 17 % compared with the previous year, mainly as a result of the sale of an Italian subsidiary of the leasing sub-group. General administrative expenses were lower than in the preceding quarter and in the previous year. On balance, net income rose by € 19 m to € 58 m; the ROE was 15.2 %.

International Markets

€ m	Q1 2005	Q1 2004	Change	
Operating revenues	84	54	29	54 %
... after net charge for losses on loans and advances	84	54	29	54 %
General administrative expenses	–47	–34	–13	38 %
Operating profit	37	20	16	79 %
Net income before taxes	43	24	19	76 %
Net income	34	18	16	88 %
... share of Group total	15 %	12 %		
Equity – share of Group total	3 %	3 %		
ROE before taxes	70.9 %	49.2 %		
ROE after taxes	56.2 %	36.7 %		

International Markets (INM) got off to an excellent start in 2005. All business areas, in both customer business and proprietary trading, generated excellent results. All proprietary trading units contributed to the strong increase in results for the first quarter. This is all the more remarkable in view of the difficult environment in bond and currency markets – widening credit spreads in the corporate sector and in emerging markets, a stronger US dollar and a widening interest rate differential between the euro and the US dollar. In the equities business the significant progress made in the previous year continued in the first quarter. Numerous innovative solutions for institutional customers included the issuance of warrants on shares in Bulgarian financial services companies and a credit linked note on HOBAS, a Carinthian piping systems company. Bank Austria Creditanstalt also played a leading role in a capital increase, including a block trade, at Schoeller Bleckmann Oilfield Equipment, and in an international bond issue for Energie AG.

Sharp increase in results from trading in financial market instruments

Operating revenues for the first quarter of 2005 consequently amounted to € 84 m, an increase of more than one half over the figure of the preceding quarter and the first three months of 2004. Despite the higher residual costs allocated to this segment according to the principle of assigning costs to a segment on the basis of its result before residual costs, INM achieved a net income of € 34 m, which is 88 % above the previous year's level. Equity allocated to the business segment was 3 % of the total figure; INM contributed 15 % to the bank's overall results. The ROE after taxes was 56.2 %.

Central and Eastern Europe (CEE)

€ m	Q1 2005	Q1 2004	Change	
Operating revenues	342	268	74	28 %
... after net charge for losses on loans and advances	306	242	64	26 %
General administrative expenses	–192	–162	–30	19 %
Operating profit	114	80	34	42 %
Net income before taxes	114	68	45	66 %
Net income	90	52	38	73 %
... share of Group total	41 %	34 %		
Equity – share of Group total	27 %	24 %		
ROE before taxes	23.7 %	17.7 %		
ROE after taxes	18.7 %	13.4 %		

The CEE business segment continued its strong growth in the first quarter of 2005, with a further improvement in results. Net income exceeded the high level of the last quarter by 6 %, and the figure of the previous year by 73 % (or by 37 % after currency adjustments). With allocated equity of 27 % of the total figure, CEE therefore accounted for 41 % of the bank's net income. The ROE after taxes was 18.7 % after 13.4 % a year ago. Average risk-weighted assets expanded by 6 % compared with the preceding quarter and by 25 % over the previous year. Translated at constant exchange rates, risk-weighted assets were up by 14 % relative to the year before.

The € 74 m or 28 % increase in operating revenues compared with the previous year was achieved through net interest income and net fee and commission income. Net interest income remained at approximately the high level of the fourth quarter of 2004, especially as market rates declined sharply in all large CEE countries in the course of the first quarter of 2005, and competition put margins in deposit business under greater pressure. Net interest income nonetheless reached € 212 m in the first quarter of 2005, which is € 51 m or 32 % up on the previous year. While Poland accounted for € 33 m of this increase, net interest income grew at double-digit rates in almost all countries; the rise was particularly pronounced in South-East Europe. This development is attributable to growth in high-margin business.

Net fee and commission income (€ 116 m) rose sharply, by € 20 m or 21 % in comparison to both the preceding quarter and the previous year. In this connection the components differed greatly according to a country's economic maturity. Net trading results also improved throughout the region. The provisioning charge rose by € 10 m; as a percentage of net interest income, it amounted to 16.8 %, which is still well below the average for the bank as a whole. General administrative expenses increased by 19 % in euro terms and by 7 % after adjustments for exchange rates. This is in large part explained by investments and the opening of new branches in line with the retail initiative. The cost/income ratio in CEE was nonetheless limited to 56.2 %, which is significantly below the level of the previous year (60.5 %).

Balance Sheet

As at 31 March 2005, Bank Austria Creditanstalt's total assets were € 148.8 bn, 1.6 % higher than at the end of the previous year and 7.0 % higher than a year ago (after first-time application effects of amended and new IFRS rules).

Changes in balance sheet data compared with year-end 2004 and 31 March 2004
Changes in € m and in %



Total assets
+7.0%
+1.6%
Loans and advances to customers
+7.0%
+0.9%
Primary funds
+7.3%
+1.1%
0
2,000
4,000
6,000
8,000
10,000
31 March 2005 compared with 31 March 2004
31 March 2005 compared with 31 Dec. 2004

The balance sheet growth compared with the previous year was supported by the expansion of customer business. On the assets side, loans and advances to customers showed the strongest growth, rising by € 5.4 bn or 7.0 %, followed by trading assets, cash and balances with central banks, and investments. Loans and advances to, and placements with, banks declined. On the liabilities side, primary funds rose by € 5.7 bn, accounting for 56 % of the balance sheet total at the end of March 2005.

Shareholders' equity (according to the new definition, including minority interests) amounted to € 7.4 bn, an increase of 4.8 % over year-end 2004 and 14.1 % higher than a year ago. The largest contribution to this increase came from net income, followed by positive changes in reserves in accordance with IAS 39 and foreign currency translation.

Capital resources

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 2.0 bn to € 72.9 bn, an increase of 2.8 % compared with year-end 2004. This increase is due to business expansion at the CEE subsidiaries – reinforced by rising exchange rates – and to higher business volume in Austria. Net capital resources rose by 2.1 %, from € 8.8 bn to € 9.0 bn, mainly as a result of the issuance of subordinated capital eligible as Tier 1 capital in the amount of € 150 m. As at 31 March 2005, the Tier 1 capital ratio was 7.92 % (year-end 2004: 7.85 %), and the total capital ratio came to 12.29 % (year-end 2004: 12.37 %).

Outlook

In the first few months of 2005, oil price increases, weaker global economic growth and the faltering reform agenda in Europe have had an adverse impact on growth prospects for the year as a whole. Despite successful restructuring efforts in the past few years, the outlook for companies is currently again seen in a less favourable light, against the background of generally weak growth. While there is ample liquidity and capital market rates are at a record low, corporate risks are again viewed with greater caution and credit spreads are rising.

Although our two core markets are unable to escape these trends, they enjoy structural advantages. CEE continues to expand, in both economic and monetary terms. It is true that economic growth in the new EU countries has slowed down somewhat, but this has to be seen primarily in the context of the high growth rates recorded a year ago. South-East Europe is catching up fast. In Austria, export-driven industrial growth has weakened, whereas domestic demand has slightly increased. Cross-border business is still an important factor supporting growth in the corporate sector.

For our banking business in CEE we expect further volume growth at healthy margins, though interest rates have fallen significantly compared with their levels in the previous year. In South-East Europe we will expand our market position through organic growth and by using potential opportunities for acquisitions.

Value-based management to optimise capital allocation

Our value-based management approach is currently being introduced at all levels of the bank. We will thereby primarily allocate capital to those areas which generate above-average returns, including CEE and also business with private customers in Austria. Profitability in those business areas where returns fall short of the cost of capital – such as the newly defined SMEs Austria segment – will be enhanced through our retail banking approach with a focus on meeting customers' specific needs. The International Markets division has proved that, based on its broadly diversified trading and investment portfolios, it can operate successfully even in a difficult market environment. We will continue to use this expertise in international customer business.

Overall, we are confident that we will achieve our target for net income before taxes of over € 1 bn for the year as a whole. After weaker conditions in spring 2005, we expect the economic environment to improve in the second half of the year.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first three months of 2005 compared with the first three months of 2004 after first-time application effects*)

	(Notes)	1 Jan. – 31 March 2005 € m	1 Jan. – 31 March 2004 € m	Change in € m	Change in %
Interest income		1,312	1,160	152	13.1
Interest expenses		–716	–617	–99	16.0
Net interest income	(5)	596	543	53	9.8
Losses on loans and advances	(6)	–110	–105	–5	5.2
Net interest income after losses on loans and advances		**486**	**438**	**48**	**10.9**
Fee and commission income		408	367	41	11.2
Fee and commission expenses		–78	–70	–8	10.9
Net fee and commission income	(7)	330	297	34	11.3
Net trading result	(8)	79	59	20	33.0
General administrative expenses	(9)	–634	–604	–30	5.0
Balance of other operating income and expenses	(10)	9	0	9	–
Operating profit		**270**	**190**	**80**	**42.1**
Net income from investments		10	32	–21	–67.0
Amortisation of goodwill		0	–18	18	–
Balance of other income and expenses		0	0	0	–
Profit from ordinary activities / Net income before taxes		**280**	**204**	**77**	**37.6**
Taxes on income		–53	–49	–4	8.9
Net income		**227**	**155**	**72**	**46.6**
Minority interests		–20	–16	–4	28.3
Consolidated net income		**207**	**139**	**68**	**48.7**

Key data

	1 Jan. – 31 March 2005	1 Jan. – 31 March 2004
Earnings per share (in €)	1.41	0.95
Return on equity before taxes	15.7 %	12.8 %
Return on equity after taxes	12.3 %	9.3 %
Cost/income ratio	62.5 %	67.2 %
Risk/earnings ratio	18.5 %	19.3 %

*) See note 2 on page 14.

Income statement of the Bank Austria Creditanstalt Group by quarter, after first-time application effects*)

€ m	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Interest income	1,312	1,355	1,250	1,274	1,160
Interest expenses	−716	−708	−641	−632	−618
Net interest income	596	647	609	642	543
Losses on loans and advances	−110	−89	−102	−102	−105
Net interest income after losses on loans and advances	**486**	**558**	**507**	**540**	**438**
Fee and commission income	408	390	401	391	367
Fee and commission expenses	−78	−89	−84	−72	−70
Net fee and commission income	330	301	317	319	297
Net trading result	79	88	55	31	59
General administrative expenses	−634	−644	−620	−612	−604
Balance of other operating income and expenses	9	−57	−3	−12	0
Operating profit	**270**	**246**	**255**	**266**	**190**
Net income from investments	10	−17	−11	−24	32
Amortisation of goodwill	0	−22	−18	−18	−18
Balance of other income and expenses	0	−3	2	−1	0
Profit from ordinary activities / Net income before taxes	**280**	**204**	**227**	**223**	**204**
Taxes on income	−53	−23	−54	−62	−49
Net income	**227**	**181**	**173**	**162**	**155**
Minority interests	−20	−14	−16	−15	−16
Consolidated net income	**207**	**167**	**157**	**146**	**139**

Key data

	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Earnings per share (in €)	1.41	1.14	1.07	0.99	0.95
Return on equity before taxes	15.7 %	11.9 %	13.8 %	13.8 %	12.8 %
Return on equity after taxes	12.3 %	10.4 %	10.1 %	9.6 %	9.3 %
Cost/income ratio	62.5 %	65.8 %	63.4 %	62.4 %	67.2 %
Risk/earnings ratio	18.5 %	13.8 %	16.8 %	15.9 %	19.3 %

*) See note 2 on page 14.

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2005 compared with the balance sheets at 31 December 2004 and at 31 March 2004 after first-time application effects*)

Assets

	(Notes)	31 March 2005 €m	31 Dec. 2004 €m	Change in €m	Change in %	31 March 2004 €m	Change in €m	Change in %
Cash and balances with central banks	(11)	3,883	2,724	1,160	42.6	2,444	1,439	58.9
Trading assets	(12)	18,660	18,575	85	0.5	16,539	2,121	12.8
Loans and advances to, and placements with, banks	(13)	23,087	23,995	–909	–3.8	24,283	–1,196	–4.9
Loans and advances to customers	(14)	82,028	81,260	768	0.9	76,665	5,363	7.0
– Loan loss provisions	(15)	–3,256	–3,305	48	–1.5	–3,568	312	–8.7
Investments	(16)	18,509	17,316	1,192	6.9	17,613	896	5.1
Property and equipment	(17)	1,104	1,122	–18	–1.6	1,122	–18	–1.6
Intangible assets	(18)	1,119	1,133	–14	–1.2	1,187	–68	–5.7
Other assets	(19)	3,692	3,700	–8	–0.2	2,783	909	32.6
TOTAL ASSETS		**148,825**	**146,521**	**2,304**	**1.6**	**139,068**	**9,757**	**7.0**

Liabilities and shareholders' equity

	(Notes)	31 March 2005 €m	31 Dec. 2004 €m	Change in €m	Change in %	31 March 2004 €m	Change in €m	Change in %
Amounts owed to banks	(20)	41,404	39,927	1,477	3.7	38,845	2,559	6.6
Amounts owed to customers	(21)	59,367	57,856	1,511	2.6	54,084	5,283	9.8
Liabilities evidenced by certificates	(22)	18,912	19,617	–705	–3.6	18,471	441	2.4
Trading liabilities	(23)	8,605	8,930	–325	–3.6	9,403	–798	–8.5
Provisions	(24)	3,797	3,757	41	1.1	3,520	277	7.9
Other liabilities	(25)	3,942	4,063	–121	–3.0	2,852	1,090	38.2
Subordinated capital	(26)	5,379	5,291	89	1.7	5,392	–13	–0.2
Shareholders' equity		7,419	7,081	338	4.8	6,501	918	14.1
of which: minority interests		467	439	28	6.4	379	87	23.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**148,825**	**146,521**	**2,304**	**1.6**	**139,068**	**9,757**	**7.0**

*) See note 2 on page 14.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39 [2]	Shareholders' equity excl. minority interests	Minority interests	Share-holders' equity
As at 1 January 2004	1,069	2,737	2,733	−584	−139	5,815	362	6,177
First-time application effects resulting from amended and new IFRSs [3]			−24		12	−12	1	−11
As at 1 January 2004 after first-time application effects	1,069	2,737	2,709	−584	−128	5,803	363	6,166
Net income			139			139	16	155
Dividend paid								
Own shares/shares in the controlling company		22				22		22
Other changes			11	25	122	158		158
As at 31 March 2004	1,069	2,759 [1]	2,859	−559	−6	6,122	379	6,501

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39 [2]	Shareholders' equity excl. minority interests	Minority interests	Share-holders' equity
As at 1 January 2005	1,069	2,749	3,197	−409	36	6,641	439	7,080
First-time application effects resulting from amended and new IFRSs [3]			−17		17	1	1	1
As at 1 January 2005 after first-time application effects	1,069	2,749	3,180	−409	53	6,642	440	7,081
Net income			207			207	20	228
Dividend paid								
Own shares/shares in the controlling company		1				1		1
Other changes			−1	28	75	103	6	109
As at 31 March 2005	1,069	2,749 [1]	3,387	−380	128	6,953	467	7,419

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m.

2)

Reserves in accordance with IAS 39	31 Dec. 2004	31 March 2005
Cash flow hedge reserve	−161	−137
Available-for-sale reserve	214	265
Total	53	128

3) See note 2 on page 14.

Cash flow statement

€ m	1 Jan.–31 March 2005	1 Jan.–31 March 2004
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,724	2,286
Cash flows from operating activities	1,868	1,496
Cash flows from investing activities	−838	−1,350
Cash flows from financing activities	125	7
Effects of exchange rate changes	4	5
CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,883	2,444

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). The interim report covers the first three months of 2005 (1 January 2005 to 31 March 2005) and compares this period with the same period of the previous year.

(2) Changes in accounting principles in 2005

A number of changes in IFRSs became effective on 1 January 2005. Most of the amendments and new rules are applicable retrospectively, as if the relevant accounting and valuation method had always been applied. Therefore the comparative figures for 2004 were adjusted. The following new rules are of major significance:

- Minority interests are to be presented separately within shareholders' equity. After inclusion of minority interests amounting to € 439 m, shareholders' equity as at 31 December 2004 totalled € 7,081 m.
- When financial assets are recognised initially, they may be classified as financial assets "at fair value through profit or loss". Under the EU endorsement, financial liabilities can currently not be recognised in this way. As a first-time application effect, € 888 m was reclassified as "at fair value through profit or loss" as at 31 December 2004.
- Reversals of previously recognised impairment losses on available-for-sale equity instruments are not permitted to be recognised in income, but are to be included in the available-for-sale reserve until the financial asset is sold. As a result of first-time application of this rule, reversals of impairment losses in the amount of € 10 m previously recognised in income were reversed as at 31 December 2004.
- Impairment losses resulting from inherent risks associated with financial assets which are measured at amortised cost (impairment losses incurred but not detected) were recognised. As a result of first-time application of this rule, the balance sheet item Loan loss provisions increased by € 110 m as at 1 January 2004, with no effect on income; this increase declined to € 89 m as at 31 December 2004.
- The financial statements of companies investments in which are accounted for under the equity method are now adjusted to uniform Group-wide accounting and valuation methods. Goodwill relating to investments in such companies is included in the item Investments.
- Future goodwill is to be recorded in the currency of the foreign operation and translated at the closing rate.
- Goodwill is not amortised. At least once a year, goodwill is tested for impairment and an impairment loss is recognised if necessary. This change has been applied for the first time since the first quarter of 2005.

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2004
Changes resulting from first-time application effects of amended and new IFRSs

Assets € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Cash and balances with central banks	3,302	−578	2,724
Trading assets	18,590	−15	18,575
Loans and advances to, and placements with, banks	23,995	0	23,995
Loans and advances to customers	81,260	0	81,260
– Loan loss provisions	−3,215	−89	−3,305
Investments	16,668	648	17,316
Property and equipment	1,122	0	1,122
Intangible assets	1,133	0	1,133
Other assets	3,662	39	3,700
TOTAL ASSETS	**146,516**	**4**	**146,521**

Liabilities and shareholders' equity € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Amounts owed to banks	39,927	0	39,927
Amounts owed to customers	57,856	0	57,856
Liabilities evidenced by certificates	19,617	0	19,617
Trading liabilities	8,960	−30	8,930
Provisions	3,753	3	3,757
Other liabilities	4,033	30	4,063
Subordinated capital	5,291	0	5,291
Shareholders' equity	7,080	1	7,081
of which: minority interests	439	0	439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**146,516**	**4**	**146,521**

Income statement of the Bank Austria Creditanstalt Group
Changes in figures for the first three months of 2004
resulting from first-time application effects of amended and new IFRSs

€ m	1 Jan.–31 March 2004 published	First-time application effects	1 Jan.–31 March 2004 new
Interest income	1,145	15	1,160
Interest expenses	–604	–13	–617
Net interest income	541	2	543
Losses on loans and advances	–109	5	–105
Net interest income after losses on loans and advances	**432**	**6**	**438**
Fee and commission income	367	0	367
Fee and commission expenses	–70	0	–70
Net fee and commission income	297	0	297
Net trading result	57	2	59
General administrative expenses	–604	0	–604
Balance of other operating income and expenses	0	0	0
Operating profit	**181**	**9**	**190**
Net income from investments	33	–1	32
Amortisation of goodwill	–18	0	–18
Balance of other income and expenses	0	0	0
Profit from ordinary activities / Net income before taxes	**196**	**7**	**204**
Taxes on income	–47	–2	–49
Net income	**149**	**6**	**155**
Minority interests	–16	0	–16
Consolidated net income	**133**	**6**	**139**

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first three months of 2005, earnings per share – based on 147,031,740 shares – are € 1.41 (comparative figure for the same period of the previous year: € 0.95). The annualised figures are € 5.63 for the reporting period and € 3.79 for the same period of the previous year (figure for the whole of 2004: € 4.14).

(4) Changes in the group of consolidated companies in 2005

As a result of restructuring in the area of facility management, DOMUS Facility Management GmbH was excluded from the group of consolidated companies of the Bank Austria Creditanstalt Group at the beginning of 2005.

On 1 January 2005, BPH Leasing S.A., Warsaw, was included in the group of consolidated companies in view of the dynamic development of the leasing business in Poland and its growing importance to results from the leasing activities of Bank BPH S.A.

At the end of February 2005, Austria Finanza S.P.A., Treviso, and Austrolease S.P.A., Bolzano, were sold. Bank Austria Creditanstalt Leasing GmbH sold these two companies to Fortis Lease Group S.A. against a cash payment of € 32 m. This transaction results in a profit of € 17 m in the BA-CA Group.

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan.– 31 March 2005	1 Jan.– 31 March 2004
Interest income from loans and advances and money market transactions	1,029	924
bonds and other fixed-income securities	166	136
shares and other variable-yield securities	1	1
subsidiaries	8	13
companies accounted for under the equity method	18	14
investments in other companies	1	0
investment property	6	6
Interest expenses for deposits	–462	–391
liabilities evidenced by certificates	–142	–128
subordinated capital	–66	–60
Results from leasing transactions	37	30
NET INTEREST INCOME	596	543

(6) Losses on loans and advances

€ m	1 Jan.– 31 March 2005	1 Jan.– 31 March 2004
Allocations to	206	224
provisions for loans and advances	*197*	*215*
provisions for contingent liabilities	*9*	*9*
Releases from	–88	–116
provisions for loans and advances	*–81*	*–109*
provisions for contingent liabilities	*–6*	*–6*
Recoveries of loans and advances previously written off	–8	–4
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	110	105

(7) Net fee and commission income

€ m	1 Jan.– 31 March 2005	1 Jan.– 31 March 2004
Securities and custodian business	82	68
Foreign trade / payment transactions	194	170
Lending business	39	40
Other services and advisory business	15	19
NET FEE AND COMMISSION INCOME	330	297

(8) Net trading result

€ m	1 Jan.– 31 March 2005	1 Jan.– 31 March 2004
Equity-related transactions	12	18
Interest-rate and currency-related transactions	67	41
NET TRADING RESULT	79	59

(9) General administrative expenses

€m	1 Jan.– 31 March 2005	1 Jan.– 31 March 2004
Staff costs	355	344
Wages and salaries	*233*	*231*
Social-security contributions	*60*	*58*
Expenses for retirement benefits and other benefits	*61*	*56*
Other administrative expenses	220	200
Depreciation and amortisation	59	60
on property and equipment	*34*	*34*
on intangible assets excluding goodwill	*25*	*25*
GENERAL ADMINISTRATIVE EXPENSES	**634**	**604**

(10) Balance of other operating income and expenses

€m	1 Jan.– 31 March 2005	1 Jan.– 31 March 2004
Other operating income	41	14
Other operating expenses	–32	–14
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**9**	**0**

Notes to the Balance Sheet

(11) Cash and balances with central banks

€m	31 March 2005	31 Dec. 2004
Cash and balances with central banks	3,875	2,694
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	8	30
CASH AND BALANCES WITH CENTRAL BANKS	**3,883**	**2,724**

(12) Trading assets

€m	31 March 2005	31 Dec. 2004
Bonds and other fixed-income securities	**9,782**	**9,462**
Money market paper	49	118
Debt securities	9,733	9,344
issued by public borrowers	*1,573*	*1,788*
issued by other borrowers	*8,160*	*7,556*
Group's own debt securities	0	0
Shares and other variable-yield securities	**902**	**669**
Shares	312	237
Investment certificates	51	54
Other	539	378
Positive market values of derivative financial instruments	**7,949**	**8,421**
Equity derivatives	71	74
Interest-rate and currency derivatives	7,878	8,347
Other trading assets	**26**	**22**
TRADING ASSETS	**18,660**	**18,575**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	31 March 2005	31 Dec. 2004
Loans and advances	8,204	8,243
Money market placements	14,883	15,753
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,087**	**23,995**

(14) Loans and advances to customers – breakdown by product

€ m	31 March 2005	31 Dec. 2004
Loans to local authorities	4,037	3,893
Real estate finance	8,431	8,265
Mortgage loans	*8,027*	*7,893*
Other real estate finance	*404*	*372*
Current account credits	12,666	11,696
Loans	46,113	46,512
Money market placements	879	808
Other loans and advances	4,863	4,855
Finance lease receivables	5,038	5,231
LOANS AND ADVANCES TO CUSTOMERS	**82,028**	**81,260**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	31 March 2005	31 March 2004	31 March 2005	31 March 2004	31 March 2005	31 March 2004
At beginning of reporting period	**26**	**34**	**3,283**	**3,456**	**3,309**	**3,490**
First-time application effects resulting from amended and new IFRSs	0	0	0	110	0	110
At beginning of reporting period after first-time application effects	**26**	**34**	**3,283**	**3,566**	**3,309**	**3,600**
Allocation	0	0	197	215	197	215
Release	0	–2	–81	–107	–81	–109
Use	–2	–2	–157	–131	–159	–132
Exchange differences and other adjustments not reflected in the income statement	6	3	–16	–9	–9	–6
AT END OF REPORTING PERIOD	30	34	3,226	3,534	3,256	3,568

(16) Investments

€ m	31 March 2005	31 Dec. 2004
Held-to-maturity investments – debt securities	**7,168**	**7,291**
Available-for-sale investments	**8,323**	**7,729**
Shares in unconsolidated subsidiaries	845	738
Shares in other companies	149	169
Other fixed-income securities	3,774	3,211
Shares and other variable-yield securities	3,555	3,610
Fair value option – investments	**1,599**	**888**
Bonds and other fixed-income securities	1,541	888
Shares and other variable-yield securities	58	0
Investments in companies accounted for under the equity method	**1,029**	**1,011**
of which: goodwill	183	183
Investment property	**390**	**397**
INVESTMENTS	**18,509**	**17,316**

(17) Property and equipment

€ m	31 March 2005	31 Dec. 2004
Land and buildings used for banking operations	756	754
Other land and buildings	19	16
Other property and equipment*)	329	352
PROPERTY AND EQUIPMENT	**1,104**	**1,122**

*) including leased assets

(18) Intangible assets

€ m	31 March 2005	31 Dec. 2004
Goodwill	885	885
Other intangible assets	234	248
INTANGIBLE ASSETS	**1,119**	**1,133**

(19) Other assets

€ m	31 March 2005	31 Dec. 2004
Tax claims	925	915
Current taxes	*57*	*55*
Deferred taxes	*868*	*860*
Positive market values of derivative hedging instruments	1,973	2,046
Other assets	678	600
Prepaid expenses	116	140
OTHER ASSETS	**3,692**	**3,700**

(20) Amounts owed to banks – breakdown by product

€ m	31 March 2005	31 Dec. 2004
Repayable on demand	5,104	2,797
With agreed maturity dates or periods of notice	36,301	37,130
Loans raised	*11,475*	*11,344*
Money market deposits by banks	*22,996*	*23,620*
Other amounts owed to banks	*1,829*	*2,166*
AMOUNTS OWED TO BANKS	**41,404**	**39,927**

(21) Amounts owed to customers – breakdown by product

€ m	31 March 2005	31 Dec. 2004
Savings deposits	17,429	17,593
Other amounts owed to customers	41,938	40,263
Repayable on demand	*21,911*	*20,676*
With agreed maturity dates or periods of notice	*20,027*	*19,586*
AMOUNTS OWED TO CUSTOMERS	**59,367**	**57,856**

(22) Liabilities evidenced by certificates – breakdown by product

€ m	31 March 2005	31 Dec. 2004
Debt securities issued	17,192	17,929
Mortgage bonds and local-authority bonds	*2,242*	*2,296*
Other debt securities issued	*14,950*	*15,633*
Other liabilities evidenced by certificates	1,720	1,688
LIABILITIES EVIDENCED BY CERTIFICATES	**18,912**	**19,617**

(23) Trading liabilities

€ m	31 March 2005	31 Dec. 2004
Negative fair values of derivative financial instruments	7,715	8,100
Equity derivatives	*170*	*173*
Interest-rate and currency derivatives	*7,545*	*7,927*
Other trading liabilities	890	830
TRADING LIABILITIES	**8,605**	**8,930**

(24) Provisions

€ m	31 March 2005	31 Dec. 2004
Provisions for retirement benefits and similar obligations	2,693	2,699
Provisions for taxes	677	650
Current taxes	*34*	*36*
Deferred taxes	*643*	*614*
Provisions for restructuring costs	0	0
Provisions for contingent liabilities	153	132
Other provisions for impending losses	274	276
PROVISIONS	**3,797**	**3,757**

(25) Other liabilities

€ m	31 March 2005	31 Dec. 2004
Negative market values of derivative hedging instruments	2,316	2,766
Other amounts payable	1,482	1,205
Deferred income	143	92
OTHER LIABILITIES	**3,942**	**4,063**

(26) Subordinated capital

€ m	31 March 2005	31 Dec. 2004
Subordinated liabilities	3,746	3,793
Supplementary capital	1,232	1,250
Subordinated capital eligible as Tier 1 capital	401	248
SUBORDINATED CAPITAL	**5,379**	**5,291**

Additional IAS Disclosures

(27) Employees

(Full-time equivalent)	31 March 2005	31 March 2004
Bank Austria Creditanstalt Group	**29,374**	**30,842**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business[1]	10,499	11,183
CEE and other subsidiaries[2]	18,875	19,659
of which: Poland	*9,964*	*11,135*

1) Including four non-consolidated subsidiaries which support the core banking business (as at 31 March 2005).
2) Including the consolidated companies Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Leasing GmbH, Bank Austria Creditanstalt Real Invest GmbH, Capital Invest die KAG der BA-CA Gruppe GmbH, Schoellerbank AG, VISA-SERVICE Kreditkarten AG.

(28) Events after the date of the interim financial statements

After the balance sheet date of the interim report there were no events that are required to be mentioned in this interim report.

(29) Segment reporting

Q1 2005/Q4 2004/Q3 2004/Q2 2004/Q1 2004

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q1/2005	167	88	114	212	30	−17	596
	Q4/2004	171	101	143	216	21	−5	647
	Q3/2004	173	96	113	188	51	−11	609
	Q2/2004	167	96	122	179	46	32	642
	Q1/2004	167	101	111	161	15	−13	543
Losses on loans and advances	Q1/2005	−24	−37	−14	−36	0	0	−110
	Q4/2004	−15	−42	−10	−20	0	−3	−89
	Q3/2004	−20	−53	−8	−21	0	0	−102
	Q2/2004	−20	−54	−8	−19	0	0	−102
	Q1/2004	−19	−52	−8	−26	0	0	−105
Net fee and commission income	Q1/2005	128	55	27	116	6	−1	330
	Q4/2004	120	56	29	97	3	−3	301
	Q3/2004	122	55	31	104	4	1	317
	Q2/2004	115	54	32	111	7	0	319
	Q1/2004	116	55	27	96	5	−3	297
Net trading result	Q1/2005	1	0	0	17	61	0	79
	Q4/2004	1	0	3	31	41	11	88
	Q3/2004	1	1	1	15	29	7	55
	Q2/2004	0	−1	2	18	15	−2	31
	Q1/2004	1	0	0	13	37	9	59
General administrative expenses	Q1/2005	−225	−91	−67	−192	−47	−11	−634
	Q4/2004	−232	−104	−79	−178	−32	−18	−644
	Q3/2004	−222	−96	−67	−178	−37	−19	−620
	Q2/2004	−227	−94	−69	−174	−36	−11	−612
	Q1/2004	−226	−92	−76	−162	−34	−14	−604
Balance of other operating income and expenses	Q1/2005	0	0	22	−3	−14	5	9
	Q4/2004	−10	−16	10	−22	−9	−11	−57
	Q3/2004	0	0	2	−4	−4	3	−3
	Q2/2004	1	0	−2	3	−3	−10	−12
	Q1/2004	0	1	2	−3	−3	2	0
Operating profit	**Q1/2005**	**47**	**15**	**82**	**114**	**37**	**−25**	**270**
	Q4/2004	**35**	**−5**	**97**	**124**	**23**	**−29**	**246**
	Q3/2004	**54**	**3**	**71**	**103**	**42**	**−19**	**255**
	Q2/2004	**35**	**0**	**77**	**118**	**28**	**8**	**266**
	Q1/2004	**38**	**14**	**56**	**80**	**20**	**−19**	**190**
Net income from investments	Q1/2005	1	0	−8	0	7	10	10
	Q4/2004	1	0	−13	5	4	−15	−17
	Q3/2004	−1	0	−6	−6	1	0	−11
	Q2/2004	3	1	−11	−5	−2	−9	−24
	Q1/2004	1	−1	−3	0	5	29	32
Amortisation of goodwill	Q1/2005	0	0	0	0	0	0	0
	Q4/2004	−1	0	−2	−17	−1	−1	−22
	Q3/2004	−1	0	0	−12	−1	−3	−18
	Q2/2004	−1	0	−1	−12	−1	−3	−18
	Q1/2004	−1	0	−1	−12	−1	−3	−18
Balance of other income and expenses	Q1/2005	0	0	0	0	0	0	0
	Q4/2004	0	0	−2	−1	0	0	−3
	Q3/2004	0	0	−1	0	0	2	2
	Q2/2004	0	0	0	0	0	0	−1
	Q1/2004	0	0	0	0	0	0	0

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net income before taxes	**Q1/2005**	**49**	**15**	**74**	**114**	**43**	**−15**	**280**
	Q4/2004	**36**	**−4**	**80**	**111**	**26**	**−45**	**204**
	Q3/2004	**52**	**3**	**65**	**85**	**42**	**−19**	**227**
	Q2/2004	**37**	**1**	**65**	**101**	**25**	**−4**	**223**
	Q1/2004	**38**	**14**	**52**	**68**	**24**	**7**	**204**
Taxes on income	Q1/2005	−11	−4	−16	−24	−9	10	−53
	Q4/2004	−10	1	−20	−26	−7	38	−23
	Q3/2004	−14	−1	−16	−20	−11	7	−54
	Q2/2004	−10	0	−16	−21	−6	−9	−62
	Q1/2004	−10	−4	−13	−16	−6	1	−49
Net income	**Q1/2005**	**38**	**11**	**58**	**90**	**34**	**−5**	**227**
	Q4/2004	**26**	**−3**	**60**	**85**	**19**	**−6**	**181**
	Q3/2004	**38**	**2**	**49**	**65**	**32**	**−13**	**173**
	Q2/2004	**27**	**1**	**49**	**80**	**18**	**−13**	**162**
	Q1/2004	**28**	**9**	**39**	**52**	**18**	**8**	**155**
Risk-weighted assets	Q1/2005	12,566	12,668	21,796	19,453	3,477	3,512	73,472
(average, Austrian Banking Act)	Q4/2004	12,014	13,178	22,166	18,379	3,273	3,693	72,704
	Q3/2004	11,428	12,977	21,656	17,186	3,074	4,605	70,927
	Q2/2004	10,955	13,191	21,398	16,789	2,972	4,019	69,324
	Q1/2004	10,329	13,009	21,262	15,610	2,838	5,107	68,155
Equity allocated (average)	Q1/2005	880	887	1,526	1,923	243	1,701	7,159
	Q4/2004	841	922	1,552	1,827	229	1,489	6,860
	Q3/2004	800	908	1,516	1,707	215	1,451	6,598
	Q2/2004	767	923	1,498	1,667	208	1,410	6,473
	Q1/2004	723	911	1,488	1,548	199	1,510	6,379
Return on equity before taxes in %	*Q1/2005*	*22.1*	*6.8*	*19.4*	*23.7*	*70.9*		*15.7*
	Q4/2004	*17.2*	*−1.8*	*20.6*	*24.4*	*44.7*		*11.9*
	Q3/2004	*26.1*	*1.2*	*17.1*	*19.9*	*78.5*		*13.8*
	Q2/2004	*19.2*	*0.4*	*17.3*	*24.2*	*47.6*		*13.8*
	Q1/2004	*21.0*	*6.0*	*14.0*	*17.7*	*49.2*		*12.8*
Return on equity after taxes in %	*Q1/2005*	*17.3*	*5.1*	*15.2*	*18.7*	*56.2*		*12.7*
	Q4/2004	*12.6*	*−1.4*	*15.5*	*18.6*	*33.3*		*10.6*
	Q3/2004	*19.1*	*0.8*	*12.9*	*15.2*	*58.9*		*10.5*
	Q2/2004	*14.0*	*0.3*	*13.0*	*19.2*	*35.4*		*10.0*
	Q1/2004	*15.3*	*4.2*	*10.5*	*13.4*	*36.7*		*9.7*
Cost/income ratio in %	*Q1/2005*	*76.1*	*63.8*	*41.2*	*56.2*	*56.1*		*62.5*
	Q4/2004	*82.3*	*73.7*	*42.7*	*55.3*	*58.6*		*65.8*
	Q3/2004	*75.0*	*63.2*	*45.5*	*58.8*	*46.9*		*63.4*
	Q2/2004	*80.4*	*63.2*	*44.7*	*55.9*	*56.7*		*62.4*
	Q1/2004	*79.7*	*58.3*	*54.1*	*60.5*	*62.3*		*67.2*
Risk/earnings ratio in %	*Q1/2005*	*14.1*	*41.6*	*12.4*	*16.8*	*0.0*		*18.5*
	Q4/2004	*8.5*	*41.5*	*6.8*	*9.3*	*0.4*		*13.8*
	Q3/2004	*11.5*	*55.0*	*7.5*	*11.2*	*0.0*		*16.8*
	Q2/2004	*12.2*	*56.4*	*6.9*	*10.7*	*0.0*		*15.9*
	Q1/2004	*11.6*	*50.8*	*7.4*	*15.8*	*0.0*		*19.3*

Changes in segment reporting

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the Austrian business segments amounts to 7 % of the risk positions (credit and market risk equivalents). In line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalents. The difference to the equity capital actually available is transferred to the Corporate Center segment. The interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %.

As part of a restructuring of Austrian customer business, the previous business segments "Private Customers Austria" and "Corporate Customers Austria" have been divided into three new segments: Private Customers Austria, SMEs Austria, and Large Corporates and Real Estate. The Private Customers Austria segment covers only private individuals. Business customers are now included in the SMEs Austria segment (previously in the Private Customers Austria segment). The Large Corporates and Real Estate segment covers multinational corporates, financial institutions, public sector and real estate customers. The comparative figures for 2004 were adjusted to reflect these changes.

The segment reporting data for the first time show the net income after taxes.

The changes in IFRSs described in "Changes in accounting principles in 2005" in note 2 are applied retrospectively for the year 2004 also for segment reporting purposes (first-time application).

Information pursuant to the Austrian Banking Act

(30) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	31 March 2005	31 Dec. 2004
Core capital (Tier 1)	**5,772**	**5,567**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*601*	*597*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*2,070*
Untaxed reserves	*148*	*148*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*189*	*23*
Fund for general banking risks	*13*	*0*
Less intangible assets	*–472*	*–494*
Supplementary elements (Tier 2)	**3,870**	**3,863**
Undisclosed reserves	*0*	*0*
Supplementary capital	*1,215*	*1,232*
Participation capital	*0*	*0*
Revaluation reserve	*234*	*224*
Subordinated capital	*2,421*	*2,407*
Deductions	**–685**	**–658**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,957**	**8,772**
Assessment basis (banking book – risk-weighted amounts)	**72,887**	**70,887**
Tier 1 capital ratio (banking book)	7.92 %	7.85 %
Total capital ratio (banking book)	12.29 %	12.37 %
Available Tier 3	**216**	**263**
Requirement for the trading book and for open foreign exchange positions	375	331
Requirement covered by Tier 3	**216**	**263**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 March 2005

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	35,987	0	–
10 %	1,174	117	9
20 %	7,876	1,575	126
50 %	13,114	6,557	525
100 %	57,197	57,197	4,576
Investment certificates	1,248	394	32
ASSETS	**116,596**	**65,840**	**5,268**
Off-balance sheet positions	36,455	6,991	559
Special off-balance sheet positions	15,806	56	4
BANKING BOOK	**168,857**	**72,887**	**5,831**

Other Information

(31) Contingent liabilities and commitments

€ m	31 March 2005	31 Dec. 2004
Guarantees	9,325	9,482
Acceptances and endorsements	26	19
CONTINGENT LIABILITIES	**9,351**	**9,501**
Liabilities arising from sales with an option to repurchase	52	787
Other commitments	8,771	8,749
COMMITMENTS	**8,823**	**9,536**

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.		Slovakia	
	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004
Net interest income	116.9	84.2	24.2	21.3	21.7	17.7	7.6	8.0
Losses on loans and advances	−19.8	−16.3	−3.0	−2.3	−2.9	−2.7	−1.1	−1.2
Net fee and commission income	57.0	52.1	14.9	12.2	16.6	14.3	2.9	2.5
Net trading result	10.9	3.5	6.4	5.4	2.5	−0.4	3.5	1.0
General administrative expenses	−99.9	−81.9	−22.4	−18.0	−21.0	−17.5	−5.4	−6.3
Balance of other operating income and expenses	1.0	0.2	−0.1	0.0	−0.7	−1.0	0.0	0.0
Operating profit	**66.0**	**41.8**	**20.0**	**18.5**	**16.1**	**10.4**	**7.5**	**4.0**
Net income from investments	−1.1	1.4	0.0	0.0	0.1	0.0	0.1	0.0
Amortisation of goodwill	−1.3	−0.8	0.0	0.0	0.0	0.0	0.0	0.0
Balance of other income and expenses	−0.3	−0.2	0.0	0.0	0.0	0.0	0.0	0.0
Net income before taxes	**63.4**	**42.2**	**20.0**	**18.5**	**16.2**	**10.4**	**7.6**	**4.0**
Average risk-weighted assets	6,966	5,250	2,748	2,170	3,353	2,701	943	698
Average shareholders' equity	1,489	1,127	416	319	450	378	196	159
Cost/income ratio (in %)	**53.8**	**58.5**	**49.3**	**46.3**	**52.6**	**57.2**	**38.4**	**55.2**
Return on equity before taxes (in %)[2]	**17.3**	**15.1**	**19.5**	**23.3**	**14.6**	**11.1**	**15.8**	**10.1**
Exchange rate (units of local currency per euro)[3]	**4.038**	**4.771**	**245.153**	**258.338**	**30.076**	**32.750**	**38.365**	**40.688**
Appreciation/depreciation against the euro	**+18%**		**+5%**		**+9%**		**+6%**	

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep. (CZK m)		Slovakia (SKK m)	
	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004
Net interest income	472	402	5,942	5,506	653	580	292	325
Losses on loans and advances	−80	−78	−737	−605	−88	−88	−43	−49
Net fee and commission income	230	249	3,641	3,142	500	469	113	100
Net trading result	44	17	1,570	1,392	74	−12	133	42
General administrative expenses	−404	−391	−5,493	−4,642	−633	−574	−207	−258
Balance of other operating income and expenses	4	1	−16	−9	−22	−33	0	0
Operating profit	**267**	**200**	**4,907**	**4,784**	**483**	**341**	**289**	**161**
Net income from investments	−4	6	0	0	4	0	4	1
Amortisation of goodwill	−5	−4	0	0	0	0	0	0
Balance of other income and expenses	−1	−1	0	0	0	0	0	0
Net income before taxes	**256**	**201**	**4,907**	**4,784**	**487**	**342**	**292**	**162**
Average risk-weighted assets	28,128	25,047	673,616	560,610	100,846	88,456	36,189	28,403
Average shareholders' equity	6,014	5,377	101,962	82,453	13,545	12,391	7,524	6,475

1) Not including Hebros Bank
2) Based on actual average equity
3) Items in the income statement have been translated at the average exchange rate for the period (for Q1 2004, at the end-of-period exchange rate)

Slovenia		Croatia		Romania		Bulgaria[1]		Bosnia and Herzegovina		CEE banks	
Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004
6.5	5.5	20.6	16.5	10.5	5.7	10.3	8.7	3.9	2.1	222.2	169.7
−0.7	−0.5	−2.5	−1.7	−1.7	−0.5	−2.0	−0.8	−0.8	−0.2	−34.6	−26.1
2.6	2.3	6.3	5.5	5.4	2.7	5.0	2.9	2.1	1.3	112.8	95.6
−0.2	−0.6	1.7	0.7	2.3	0.3	1.0	1.6	0.1	0.1	28.1	11.8
−5.0	−5.0	−14.9	−13.8	−4.7	−3.4	−9.4	−7.9	−4.6	−3.4	−187.3	−157.2
0.1	−0.1	−0.8	−1.1	−0.4	−0.2	−0.4	0.0	0.0	0.0	−1.3	−2.2
3.3	**1.6**	**10.3**	**6.2**	**11.5**	**4.6**	**4.5**	**4.4**	**0.8**	**0.0**	**140.0**	**91.5**
0.1	0.0	0.0	0.0	0.5	0.0	0.8	0.2	0.0	0.0	0.5	1.5
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	−1.3	−0.8
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	−0.3	0.0
3.4	**1.6**	**10.3**	**6.2**	**11.9**	**4.6**	**5.3**	**4.5**	**0.8**	**0.1**	**138.9**	**92.2**
807	754	1,769	1,710	809	421	639	474	250	175	18,283	14,352
105	73	218	191	63	36	89	72	36	23	3,062	2,379
55.6	**70.3**	**53.9**	**63.8**	**26.0**	**39.9**	**58.9**	**60.2**	**74.8**	**95.6**	**51.8**	**57.2**
13.1	**9.0**	**19.1**	**13.0**	**77.0**	**51.7**	**24.3**	**25.3**	**8.8**	**1.2**	**18.4**	**15.6**
239.740	**237.590**	**7.474**	**7.590**	**37,527**	**40,672**	**1.956**	**1.952**	**1.956**	**1.956**	**–**	**–**
−1%		**+2%**		**+8%**		**0%**		**0%**		**–**	

Slovenia (SIT m)		Croatia (HRK m)		Romania (ROL bn)		Bulgaria[1] (BGN m)		Bosnia and Herzegovina (BAM m)		
Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	Q1 2005	Q1 2004	
1,547	1,314	154	125	396	231	20	17	7.7	4.2	
−163	−113	−19	−13	−65	−19	−4	−2	−1.5	−0.4	
630	537	47	41	204	109	10	6	4.1	2.5	
−51	−135	13	5	85	13	2	3	0.2	0.3	
−1,196	−1,189	−112	−104	−175	−137	−18	−15	−9.0	−6.7	
25	−24	−6	−8	−15	−10	−1	0	0.1	0.0	
792	**391**	**77**	**47**	**431**	**187**	**9**	**9**	**1.5**	**−0.1**	
20	0	0	0	17	−1	2	0	0.0	0.0	
0	0	0	0	0	0	0	0	0.0	0.0	
0	0	0	0	0	0	0	0	0.0	0.2	
812	**391**	**77**	**47**	**448**	**187**	**10**	**9**	**1.5**	**0.1**	
193,404	179,227	13,221	12,978	30,351	17,107	1,249	925	489	341	
25,223	17,364	1,629	1,450	2,359	1,453	174	141	70	45	

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Balance Sheets of our Consolidated Banking Subsidiaries in CEE

in €

At end of period	Poland			Hungary			Czech Rep.			Slovakia		
	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004
Loans to non-banks	7,821	5 %	7,428	2,611	6 %	2,463	3,021	8 %	2,809	861	5 %	818
Loans and advances to, and placements with, banks	1,482	–24 %	1,955	388	–54 %	847	868	32 %	657	34	–70 %	115
Loan loss provisions	–457	–19 %	–563	–36	6 %	–34	–38	–3 %	–39	–18	7 %	–17
Investments	2,113	124 %	942	394	22 %	321	826	–13 %	954	216	2 %	211
Other assets	1,920	–35 %	2,946	424	72 %	247	388	29 %	300	886	73 %	511
Total assets	**12,878**	**1 %**	**12,708**	**3,780**	**–2 %**	**3,844**	**5,064**	**8 %**	**4,681**	**1,979**	**21 %**	**1,638**
Deposits from non-banks	8,466	1 %	8,405	1,945	3 %	1,890	3,207	12 %	2,874	712	–1 %	717
Deposits from banks	1,413	–5 %	1,483	1,006	–16 %	1,202	799	–2 %	816	987	52 %	648
Liabilities evidenced by certificates	595	16 %	513	189	4 %	183	418	5 %	400	63	–13 %	72
Other liabilities	899	3 %	876	223	33 %	167	184	12 %	164	21	44 %	14
Shareholders' equity	1,506	5 %	1,432	417	4 %	401	457	7 %	426	196	5 %	186
Total liabilities and shareholders' equity	**12,878**	**1 %**	**12,708**	**3,780**	**–2 %**	**3,844**	**5,064**	**8 %**	**4,681**	**1,979**	**21 %**	**1,638**
Loan/deposit ratio (customers)	92 %		88 %	134 %		130 %	94 %		98 %	121 %		114 %
Loan/deposit ratio (total)	94 %		95 %	102 %		107 %	97 %		94 %	53 %		68 %
Employees (full-time equivalent)	9,964	2 %	9,728	1,225	1 %	1,209	1,272	2 %	1,250	454	4 %	437
Offices	484	4 %	466	42	2 %	41	24	0 %	24	27	0 %	27
Exchange rate (units of local currency per euro)	4.081		4.085	247.200		245.970	29.955		30.464	38.672		38.745
Appreciation/depreciation against the euro	0 %			0 %			+2 %			0 %		

in local currency

	Poland (PLN m)			Hungary (HUF m)			Czech Rep. (CZK m)			Slovakia (SKK m)		
	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004
Loans to non-banks	31,915	5 %	30,342	645,463	7 %	605,786	90,486	6 %	85,588	33,285	5 %	31,708
Loans and advances to, and placements with, banks	6,047	–24 %	7,985	95,824	–54 %	208,306	25,999	30 %	20,007	1,328	–70 %	4,462
Loan loss provisions	–1,865	–19 %	–2,298	–8,950	6 %	–8,407	–1,151	–4 %	–1,201	–710	7 %	–664
Investments	8,621	124 %	3,846	97,329	23 %	79,079	24,746	–15 %	29,061	8,353	2 %	8,181
Other assets	7,835	–35 %	12,033	104,718	72 %	60,708	11,626	27 %	9,134	34,278	73 %	19,796
Total assets	**52,553**	**1 %**	**51,907**	**934,384**	**–1 %**	**945,473**	**151,706**	**6 %**	**142,590**	**76,534**	**21 %**	**63,482**
Deposits from non-banks	34,546	1 %	34,329	480,728	3 %	464,999	96,061	10 %	87,556	27,549	–1 %	27,785
Deposits from banks	5,767	–5 %	6,055	248,594	–16 %	295,762	23,932	–4 %	24,865	38,170	52 %	25,118
Liabilities evidenced by certificates	2,428	16 %	2,096	46,810	4 %	44,942	12,525	3 %	12,187	2,435	–13 %	2,802
Other liabilities	3,669	3 %	3,578	55,066	34 %	41,125	5,510	10 %	5,001	802	44 %	558
Shareholders' equity	6,144	5 %	5,848	103,186	5 %	98,645	13,678	5 %	12,982	7,579	5 %	7,220
Total liabilities and shareholders' equity	**52,553**	**1 %**	**51,907**	**934,384**	**–1 %**	**945,473**	**151,706**	**6 %**	**142,590**	**76,534**	**21 %**	**63,482**

1) Not including Hebros Bank

Slovenia			Croatia			Romania			Bulgaria [1]			Bosnia and Herzegovina			CEE total		
31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004
892	12 %	795	1,833	11 %	1,652	623	5 %	591	740	21 %	613	203	12 %	180	18,604	7 %	17,350
189	18 %	161	193	–32 %	285	415	169 %	154	207	22 %	170	157	–2 %	160	3,932	–13 %	4,503
–12	7 %	–11	–68	7 %	–64	–9	28 %	–7	–31	8 %	–28	–6	16 %	–5	–676	–12 %	–769
272	24 %	219	253	–2 %	259	129	–24 %	168	67	0 %	67	0	0 %	0	4,269	36 %	3,142
76	–12 %	87	768	8 %	714	219	39 %	158	146	–18 %	179	31	–34 %	47	4,859	–6 %	5,188
1,417	**13 %**	**1,251**	**2,978**	**5 %**	**2,845**	**1,377**	**29 %**	**1,065**	**1,130**	**13 %**	**1,000**	**386**	**1 %**	**383**	**30,989**	**5 %**	**29,414**
484	–1 %	486	1,227	2 %	1,201	587	14 %	514	636	18 %	538	255	–3 %	264	17,518	4 %	16,890
802	26 %	639	1,465	6 %	1,377	657	43 %	458	369	4 %	357	78	15 %	68	7,577	7 %	7,049
0		0	0		0	0		0	0		0	0		0	1,265	8 %	1,168
13	–70 %	44	62	9 %	57	65	73 %	38	34	71 %	20	17	8 %	15	1,518	9 %	1,396
117	44 %	81	224	7 %	209	67	24 %	54	90	5 %	86	36	2 %	35	3,111	7 %	2,911
1,417	**13 %**	**1,251**	**2,978**	**5 %**	**2,845**	**1,377**	**29 %**	**1,065**	**1,130**	**13 %**	**1,000**	**386**	**1 %**	**383**	**30,989**	**5 %**	**29,414**
184 %		164 %	149 %		138 %	106 %		115 %	116 %		114 %	80 %		68 %	106 %		103 %
84 %		85 %	75 %		75 %	83 %		77 %	94 %		87 %	108 %		102 %	90 %		91 %
353	5 %	336	1,248	0 %	1,242	317	6 %	300	1,532	0 %	1,534	456	5 %	434	16,821	2 %	16,470
12	9 %	11	111	0 %	111	12	0 %	12	131	0 %	131	35	6 %	33	878	3 %	856
239.730		239.760	7.375		7.600	36,767		39,390	1.956		1.956	1.956		1.956			
0 %			+3 %			+7 %			0 %			0 %					

Slovenia (SIT m)			Croatia (HRK m)			Romania (ROL bn)			Bulgaria [1] (BGN m)			Bosnia and Herzegovina (BAM m)		
31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004	31 March 2005	+/–	31 Dec. 2004
213,817	12 %	190,707	13,516	8 %	12,555	22,911	–2 %	23,272	1,448	21 %	1,198	396	12 %	353
45,282	18 %	38,486	1,423	–34 %	2,163	15,243	151 %	6,079	404	22 %	332	308	–2 %	313
–2,899	7 %	–2,710	–504	4 %	–487	–334	19 %	–281	–60	8 %	–55	–11	16 %	–9
65,113	24 %	52,464	1,866	–5 %	1,969	4,733	–29 %	6,633	132	0 %	131	0	0 %	0
18,316	–12 %	20,880	5,665	4 %	5,424	8,061	29 %	6,233	285	–18 %	350	61	–34 %	92
339,629	**13 %**	**299,828**	**21,966**	**2 %**	**21,624**	**50,614**	**21 %**	**41,936**	**2,210**	**13 %**	**1,956**	**754**	**1 %**	**748**
115,981	–1 %	116,605	9,052	–1 %	9,130	21,564	7 %	20,247	1,244	18 %	1,052	498	–3 %	516
192,349	26 %	153,155	10,801	3 %	10,469	24,169	34 %	18,054	723	4 %	697	153	15 %	134
0		0	0		0	0		0	0		0	0		0
3,170	–70 %	10,591	460	6 %	436	2,404	61 %	1,489	66	71 %	39	33	8 %	30
28,129	44 %	19,476	1,653	4 %	1,590	2,477	15 %	2,146	177	5 %	168	70	2 %	69
339,629	**13 %**	**299,828**	**21,966**	**2 %**	**21,624**	**50,614**	**21 %**	**41,936**	**2,210**	**13 %**	**1,956**	**754**	**1 %**	**748**

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Investor Relations, Ratings, Financial Calendar

Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria

Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Harald Triplat Tel.: (+43) (0)5 05 05-500 05	e-mail: Harald.Triplat@ba-ca.com
Gerhard Smoley Tel.: (+43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com

Information on the BA-CA share			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	Trading symbol	BACA	BCA
Number of shares issued	147,031,740	Reuters RIC	BACA.VI	BACA.WA
Free float	22.47 %	Bloomberg Ticker Code	BACA AV	BCA PW

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 *)	A3 *)	P-1
Standard & Poor's	A– *)	BBB+	A-2

*) Outlook negative

Coverage

Citigroup/Commerzbank/CSFB/Deutsche Bank/Dom Maklerski/Dresdner Kleinwort Wasserstein/Erste Bank/Fox-Pitt, Kelton/Goldman Sachs/Hauck & Aufhäuser/ING/JP Morgan/Keefe, Bruyette & Woods/Lehman Brothers/Merrill Lynch/Morgan Stanley/Raiffeisen Centrobank/Société Générale/Sal. Oppenheim/UniCredit Banca Mobiliare/UBS

Financial calendar

19 May 2005	Annual General Meeting of Bank Austria Creditanstalt
28 July 2005	Results for the first six months of 2005
27 October 2005	Results for the first nine months of 2005

Information provided by IR

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Online Annual Report: http://annualreport2004.ba-ca.com
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All information is available electronically at http://ir.ba-ca.com

Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: +43 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Companies: FN 150714p
VAT registration number: ATU 51507409

Editors
Investor Relations and Corporate Affairs

Photographs
Stephan Huger, Vienna (Managing Board)

Graphics
Horvath, Leobendorf

Printed by
Gutenberg Druck GmbH
A-2700 Wr. Neustadt

The Interim Report is available from
Bank Austria Creditanstalt AG
Public Relations
P.O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: +43 5 05 05-56148
(telephone answering machine)
Fax within Austria: 05 05 05-56945
Fax from abroad: +43 5 05 05-56945
e-mail: pub@ba-ca.com

24h ServiceLine
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Telephone from abroad: +43 5 05 05-25

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

Editorial close of this Interim Report
3 May 2005

Bank Austria Creditanstalt

A Member of HVB Group

BA-CA Investor Relations Release

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 4 May 2005

Results for the first three months of 2005:

Bank Austria Creditanstalt gets off to a good start in 2005

- **Operating profit increases by 42.1 per cent to EUR 270 million**
- **Profit after taxes rises by 48.7 per cent to EUR 207 million**
- **CEE business segment makes the largest contribution to overall profits**

In the first quarter of 2005, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the same period of the previous year. Consolidated net income in accordance with IFRSs rose by 48.7 per cent to EUR 207 million (first quarter of 2004: EUR 139 million). All business segments of BA-CA contributed to the improved performance. Profit growth was driven by the Central and Eastern Europe (CEE) business segment, which contributed EUR 114 million (an increase of 68 per cent) to BA-CA's net income before taxes and thus accounted for about 41 per cent of the total figure.

Items in the income statement

Interest income rose by 13.1 per cent to EUR 1,312 million (2004: EUR 1,160 million). After deduction of interest expenses, net interest income was EUR 596 million (2004: EUR 543 million), up by 9.8 per cent on the first quarter of 2004. The net charge for losses on loans and advances increased slightly, by 5.2 per cent, to EUR 110 million (2004: EUR 105 million).

Net fee and commission income also developed favourably, rising by 11.3 per cent to EUR 330 million (2004: EUR 297 million). In the first quarter of 2005, the net trading result increased by 33 per cent to EUR 79 million (2004: EUR 59 million). General administrative expenses rose by 5.0 per cent to EUR 634 million (2004: EUR 604 million); all of this increase is due to exchange rate effects in Central and Eastern Europe. Bank Austria Creditanstalt's operating profit thus reached EUR 270 million, an increase of 42.1 per cent over the previous year's figure of EUR 190 million.

Net income from investments was EUR 10 million (2004: EUR 32 million). Bank Austria Creditanstalt's net income before taxes reached EUR 280 million, an increase of 37.6 per cent over the previous year (2004: EUR 204 million). Minority interests increased slightly, to EUR 20 million (2004: EUR 16 million), mainly as a result of Bank BPH's larger contribution to profits. Consolidated net income was EUR 207 million, up by 48.7 per cent on the previous year (2004: EUR 139 million).

This improvement in results has the following effects on key financial data:

- The return on equity before taxes rose to 15.7 per cent (2004: 12.8 per cent) although shareholders' equity increased from EUR 7.1 billion to EUR 7.4 billion.
- The return on equity after taxes rose to 12.3 per cent (2004: 9.3 per cent).
- The cost/income ratio improved to 62.5 per cent (2004: 67.2 per cent).
- Earnings per share for the quarter increased significantly, from EUR 0.95 to EUR 1.41.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved from 19.3 per cent to 18.5 per cent.

Business segment results

Since the first quarter of 2005, Bank Austria Creditanstalt has divided its results into six business segments: "Private Customers Austria", "SMEs Austria", "Large Corporates and Real Estate", "Central and Eastern Europe", "International Markets", and "Corporate Center". In order to manage the business segments more effectively and improve transparency of internal and external reporting BA-CA now shows the segment "SMEs Austria" separately from the segments "Large Corporates and Real Estate" and "Private Customers Austria". Customers which have now been assigned to the new "SMEs Austria" segment were previously contained partly in the "Private Customers" segment and partly in the old "Corporate Customers" segment adversely effecting the profitability of both segments. This cross-subsidizing specifically created the impression that the bank's entire corporate customer business was not profitable. For the first time, Bank Austria Creditanstalt shows net income after taxes for the business segments. This new presentation enhances transparency and enables the Bank Austria Creditanstalt Group to more effectively manage business operations.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Central and Eastern Europe

Business in the region of Central and Eastern Europe (CEE) developed very well in the first quarter of 2005. BA-CA's banking subsidiaries in CEE increased their combined net income before taxes to EUR 138.9 million (2004: EUR 92.2 million), an increase of 50.7 per cent over the previous year's figure. After taking into account CEE-related income and expenses within Bank Austria Creditanstalt AG and consolidation effects, net income before taxes in the **CEE business segment** was EUR 114 million, up by 67.6 per cent on the previous year (2004: EUR 68 million). The CEE business segment thus accounted for 41 per cent of BA-CA's net income before taxes. Net income rose by 73.3 per cent to EUR 90 million (2004: EUR 52 million). The return on equity before taxes was 23.7 per cent (2004: 17.7 per cent). The cost/income ratio declined from 60.5 per cent to 56.2 per cent.

Details of other business segments

In the first quarter of 2005, the **Private Customers Austria** segment achieved a net income before taxes of EUR 49 million, an increase of 29 per cent over the previous year (2004: EUR 38 million). Net income increased by 37.6 per cent to EUR 38 million (2004: EUR 28 million). The return on equity before taxes reached 22.1 per cent (2004: 21.0 per cent). The cost/income ratio declined to 76.1 per cent (2004: 79.7 per cent).

Net income before taxes in the **SMEs Austria** segment was EUR 15 million (2004: EUR 14 million). Net income rose by 19.2 per cent to EUR 11 million (2004: EUR 9 million). The return on equity before taxes reached 6.8 per cent (2004: 6.0 per cent). The cost/income ratio was 63.8 per cent (2004: 58.3 per cent). In the past year, Bank Austria Creditanstalt initiated measures to improve the earnings power of this business segment on a sustainable basis.

In the **Large Corporates and Real Estate** segment, net income before taxes rose by 42.3 per cent to EUR 74 million (2004: EUR 52 million). Net income increased by 48.7 per cent to EUR 58 million (2004: EUR 39 million). The return on equity before taxes improved significantly, to 19.4 per cent (2004: 14.0 per cent). The cost/income ratio was 41.2 per cent (2004: 54.1 per cent).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

The **International Markets** segment generated net income before taxes of EUR 43 million, an increase of 79.2 per cent over the previous year (2004: EUR 24 million). Net income rose by 87.5 per cent to EUR 34 million (2004: EUR 18 million). The return on equity before taxes reached 70.9 per cent (2004: 49.2 per cent). The cost/income ratio was 56.1 per cent (2004: 62.3 per cent).

The **Corporate Center** recorded a net loss before taxes of EUR 15 million (2004: net income before taxes of EUR 7 million).

Inclusion of results in the business segments of HVB Group

BA-CA's net income before taxes is included in HVB Group's business segment results in the following way: calculated refinancing costs and other consolidation effects are deducted from the amount of EUR 280 million. The remaining amount of EUR 244 million is apportioned to HVB Group's business segments: EUR 216 million to the Austria and CEE segment, EUR 42 million to Corporates & Markets, and minus EUR 14 million to Other Items.

Balance sheet

As at 31 March 2005, Bank Austria Creditanstalt's total assets amounted to EUR 148.8 billion an increase of 1.6 per cent over the year-end 2004 figure (31 December 2004: EUR 146.5 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 3.8 per cent to EUR 23.1 billion compared with the level at the end of the previous year (2004: EUR 24.0 billion). Trading assets rose by 0.5 per cent to EUR 18.7 billion. Loans and advances to customers increased slightly, by 0.9 per cent, to EUR 82.0 billion (2004: EUR 81.3 billion). Investments increased by 6.9 per cent to EUR 18.5 billion (2004: EUR 17.3 billion).

On the liabilities side, amounts owed to banks increased by 3.7 per cent to EUR 41.4 billion (2004: EUR 39.9 billion). Amounts owed to customers rose by 2.6 per cent to EUR 59.4 billion (2004: EUR 57.8 billion). Liabilities evidenced by certificates decreased by 3.6 per cent to EUR 18.9 billion (2004: EUR 19.6 billion). Shareholders' equity increased by 4.8 per cent to EUR 7.4 billion (2004: EUR 7.1 billion).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

From 8:30 a.m. you will find more information on our website http://ir.ba-ca.com:

- Interim Report at 31 March 2005
- Factbook
- Key financial data for downloading.

Comparative figures of the income statement 2004 and the balance sheet 2004 have been adapted to reflect the changes in the IFRS rules.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt for the first three months of 2005

	1 Jan.- 31 March 2005 in EUR m	1 Jan. – 31 March 2004 in EUR m	Change in EUR m	Change in %
Net interest income	596	543	53	9.8
Losses on loans and advances	-110	-105	-5	5.2
Net interest income after losses on loans and advances	486	438	48	10.9
Net fee and commission income	330	297	34	11.3
Net trading result	79	59	20	33.0
General administrative expenses	-634	-604	-30	5.0
Balance of other operating income and expenses	9	0	9	-
Operating profit	**270**	**190**	**80**	**42.1**
Net income from investments	10	32	-21	-67.0
Amortisation of goodwill	0	-18	18	-
Balance of other income and expenses	0	0	0	-
Net income before taxes	**280**	**204**	**77**	**37.6**
Taxes on income	-53	-49	-4	8.9
Net income	227	155	72	46.6
Minority interests	-20	-16	-4	28.3
Consolidated net income	**207**	**139**	**68**	**48.7**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

	Q1 2005 in EUR m	Q4 2004 in EUR m	Q3 2004 in EUR m	Q2 2004 in EUR m	Q1 2004 in EUR m
Net interest income	596	647	609	642	543
Losses on loans and advances	-110	-89	-102	-102	-105
Net interest income after losses on loans and advances	486	558	507	540	438
Net fee and commission income	330	301	317	319	297
Net trading result	79	88	55	31	59
General administrative expenses	-634	-644	-620	-612	-604
Balance of other operating income and expenses	9	-57	-3	-12	0
Operating profit	**270**	**246**	**255**	**266**	**190**
Net income from investments	10	-17	-11	-24	32
Amortisation of goodwill	0	-22	-18	-18	-18
Balance of other income and expenses	0	-3	2	-1	0
Net income before taxes	**280**	**204**	**227**	**223**	**204**
Taxes on income	-53	-23	-54	-62	-49
Net income	227	181	173	162	155
Minority interests	-20	-14	-16	-15	-16
Consolidated net income	**207**	**167**	**157**	**146**	**139**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Business segments

EUR m		Private Customers Austria	SMEs Austria	Large Cor-porates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Net interest income	Q1 2005	167	88	114	212	30	-17	596
	Q1 2004	167	101	111	161	15	-13	543
Losses on loans and advances	Q1 2005	-24	-37	-14	-36	0	0	-110
	Q1 2004	-19	-52	-8	-26	0	0	-105
Net fee and commission income	Q1 2005	128	55	27	116	6	-1	330
	Q1 2004	116	55	27	96	5	-3	297
Net trading result	Q1 2005	1	0	0	17	61	0	79
	Q1 2004	1	0	0	13	37	9	59
General administrative expenses	Q1 2005	-225	-91	-67	-192	-47	-11	-634
	Q1 2004	-226	-92	-76	-162	-34	-14	-604
Balance of other operating income and expenses	Q1 2005	0	0	22	-3	-14	5	9
	Q1 2004	0	1	2	-3	-3	2	0
Operating profit	**Q1 2005**	**47**	**15**	**82**	**114**	**37**	**-25**	**270**
	Q1 2004	**38**	**14**	**56**	**80**	**20**	**-19**	**190**
Net income from investments	Q1 2005	1	0	-8	0	7	10	10
	Q1 2004	1	-1	-3	0	5	29	32
Amortisation of goodwill	Q1 2005	0	0	0	0	0	0	0
	Q1 2004	-1	0	-1	-12	-1	-3	-18
Balance of other inc. and expenses	Q1 2005	0	0	0	0	0	0	0
	Q1 2004	0	0	0	0	0	0	0
Net income before taxes	**Q1 2005**	**49**	**15**	**74**	**114**	**43**	**-15**	**280**
	Q1 2004	**38**	**14**	**52**	**68**	**24**	**7**	**204**
Net income	**Q1 2005**	**38**	**11**	**58**	**90**	**34**	**-5**	**227**
	Q1 2004	**28**	**9**	**39**	**52**	**18**	**8**	**155**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central- and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Credit and market risk equivalent (Austrian Banking Act)	Q1 2005	12,566	12,668	21,796	19,453	3,477	3,512	73,472
	Q1 2004	10,329	13,009	21,262	15,610	2,838	5,107	68,155
Average allocated equity	Q1 2005	880	887	1,526	1,923	243	1,701	7,159
	Q1 2004	723	911	1,488	1,548	199	1,510	6,379
Return on equity before taxes in %	Q1 2005	*22.1*	*6.8*	*19.4*	*23.7*	*70.9*		*15.7*
	Q1 2004	*21.0*	*6.0*	*14.0*	*17.7*	*49.2*		*12.8*
Return on equity after taxes in %	Q1 2005	*17.3*	*5.1*	*15.2*	*18.7*	*56.2*		*12.7*
	Q1 2004	*15.3*	*4.2*	*10.5*	*13.4*	*36.7*		*9.7*
Cost/income ratio in %	Q1 2005	*76.1*	*63.8*	*41.2*	*56.2*	*56.1*		*62.5*
	Q1 2004	*79.7*	*58.3*	*54.1*	*60.5*	*62.3*		*67.2*
Risk/earnings ratio in %	Q1 2005	*14.1*	*41.6*	*12.4*	*16.8*	*0.0*		*18.5*
	Q1 2004	*11.6*	*50.8*	*7.4*	*15.8*	*0.0*		*19.3*

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 31 March 2005

Assets	31 March 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,883	2,724	1,160	42.6
Trading assets	18,660	18,575	85	0.5
Loans and advances to, and placements with, banks	23,087	23,995	-909	-3.8
Loans and advances to customers	82,028	81,260	768	0.9
- Loan loss provisions	-3,256	-3,305	48	-1.5
Investments	18,509	17,316	1,192	6.9
Property and equipment	1,104	1,122	-18	-1.6
Intangible assets	1,119	1,133	-14	-1.2
Other assets	3,692	3,700	-8	-0.2
Total assets	**148,825**	**146,521**	**2,304**	**1.6**

Liabilities and shareholders' equity	31 March 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	41,404	39,927	1,477	3.7
Amounts owed to customers	59,367	57,856	1,511	2.6
Liabilities evidenced by certificates	18,912	19,617	-705	-3.6
Trading liabilities	8,605	8,930	-325	-3.6
Provisions	3,797	3,757	41	1.1
Other liabilities	3,942	4,063	-121	-3.0
Subordinated capital	5,379	5,291	89	1.7
Shareholders' equity	7,419	7,081	338	4.8
of which: minority interests	467	439	28	6.4
Total liabilities and shareholders' equity	**148,825**	**146,521**	**2,304**	**1.6**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Press Release

04.05.2005

Results for the first three months of 2005: Bank Austria Creditanstalt gets off to a good start in 2005

- **Operating profit increases by 42.1 per cent to EUR 270 million**
- **Profit after taxes rises by 48.7 per cent to EUR 207 million**
- **CEE business segment makes the largest contribution to overall profits**

In the first quarter of 2005, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the same period of the previous year. Consolidated net income in accordance with IFRSs rose by 48.7 per cent to EUR 207 million (first quarter of 2004: EUR 139 million). All business segments of BA-CA contributed to the improved performance. Profit growth was driven by the Central and Eastern Europe (CEE) business segment, which contributed EUR 114 million (an increase of 68 per cent) to BA-CA's net income before taxes and thus accounted for about 41 per cent of the total figure.

Erich Hampel, Chairman of BA-CA's Managing Board: "We got off to a very good start in 2005. This enables us to continue our very favourable course pursued in the previous year."

Items in the income statement
Interest income rose by 13.1 per cent to EUR 1,312 million (2004: EUR 1,160 million). After deduction of interest expenses, net interest income was EUR 596 million (2004: EUR 543 million), up by 9.8 per cent on the first quarter of 2004. The net charge for losses on loans and advances increased slightly, by 5.2 per cent, to EUR 110 million (2004: EUR 105 million).

Net fee and commission income also developed favourably, rising by 11.3 per cent to EUR 330 million (2004: EUR 297 million). In the first quarter of 2005, the net trading result increased by 33 per cent to EUR 79 million (2004: EUR 59 million). General administrative expenses rose by 5.0 per cent to EUR 634 million (2004: EUR 604 million); all of this increase is due to exchange rate effects in Central and Eastern Europe. Bank Austria Creditanstalt's operating profit thus reached EUR 270 million, an increase of 42.1 per cent over the previous year's figure of EUR 190 million.

Net income from investments was EUR 10 million (2004: EUR 32 million). Bank Austria Creditanstalt's net income before taxes reached EUR 280 million, an increase of 37.6 per cent over the previous year (2004: EUR 204 million). Minority interests increased slightly, to EUR 20 million (2004: EUR 16 million), mainly as a result of Bank BPH's larger contribution to profits. Consolidated net income was EUR 207 million, up by 48.7 per cent on the previous year (2004: EUR 139 million).

This improvement in results has the following effects on key financial data:

- The return on equity before taxes rose to 15.7 per cent (2004: 12.8 per cent) although shareholders' equity increased from EUR 7.1 billion to EUR 7.4 billion.
- The return on equity after taxes rose to 12.3 per cent (2004: 9.3 per cent).
- The cost/income ratio improved to 62.5 per cent (2004: 67.2 per cent).
- Earnings per share for the quarter increased significantly, from EUR 0.95 to EUR 1.41.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved from 19.3 per cent to 18.5 per cent.

Business segment results
Since the first quarter of 2005, Bank Austria Creditanstalt has divided its results into six business segments: Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, Central and Eastern Europe, International Markets, and Corporate Center. The previous "Corporate Customers Austria" business segment has been divided into "SMEs Austria" (covering small and medium-sized businesses) and "Large Corporates and Real Estate". The new SMEs Austria business segment now includes business customers previously included in the Private Customers Austria segment. For the first time, Bank Austria

Creditanstalt shows net income (after taxes) for the business segments. This new presentation enhances transparency and enables the Bank Austria Creditanstalt Group to more effectively manage business operations.

Central and Eastern Europe
Business in the region of Central and Eastern Europe (CEE) developed very well in the first quarter of 2005. BA-CA's banking subsidiaries in CEE increased their combined net income before taxes to EUR 138.9 million (2004: EUR 92.2 million), an increase of 50.7 per cent over the previous year's figure. After taking into account CEE-related income and expenses within Bank Austria Creditanstalt AG and consolidation effects, net income before taxes in the **CEE business segment** was EUR 114 million, up by 67.6 per cent on the previous year (2004: EUR 68 million). The CEE business segment thus accounted for 41 per cent of BA-CA's net income before taxes. Net income rose by 73.3 per cent to EUR 90 million 2004: EUR 52 million). The return on equity before taxes was 23.7 per cent (2004: 17.7 per cent). The cost/income ratio declined from 60.5 per cent to 56.2 per cent.

Bank Austria Creditanstalt's network currently comprises almost 1,000 branches in 11 CEE countries. This means that the bank operates the leading network in the region, with some 18,000 employees currently serving 4.5 million customers. BA-CA is planning to strongly expand its network in the next few years, through organic growth and acquisitions.

Details of other business segments
In the first quarter of 2005, the **Private Customers Austria** segment achieved a net income before taxes of EUR 49 million, an increase of 29 per cent over the previous year (2004: EUR 38 million). Net income increased by 37.6 per cent to EUR 38 million (2004: EUR 28 million). The return on equity before taxes reached 22.1 per cent (2004: 21.0 per cent). The cost/income ratio declined to 76.1 per cent (2004: 79.7 per cent).

Net income before taxes in the **SMEs Austria** segment was EUR 15 million (2004: EUR 14 million). Net income rose by 19.2 per cent to EUR 11 million (2004: EUR 9 million). The return on equity before taxes reached 6.8 per cent (2004: 6.0 per cent). The cost/income ratio was 63.8 per cent (2004: 58.3 per cent). In the past year, Bank Austria Creditanstalt initiated measures to improve the earnings power of this business segment on a sustainable basis.

In the **Large Corporates and Real Estate segment**, net income before taxes rose by 42.3 per cent to EUR 74 million (2004: EUR 52 million). Net income increased by 48.7 per cent to EUR 58 million (2004: EUR 39 million). The return on equity before taxes improved significantly, to 19.4 per cent (2004: 14.0 per cent). The cost/income ratio was 41.2 per cent (2004: 54.1 per cent).

The **International Markets** segment generated net income before taxes of EUR 43 million, an increase of 79.2 per cent over the previous year (2004: EUR 24 million). Net income rose by 87.5 per cent to EUR 34 million (2004: EUR 18 million). The return on equity before taxes reached 70.9 per cent (2004: 49.2 per cent). The cost/income ratio was 56.1 per cent (2004: 62.3 per cent).

The **Corporate Center** recorded a net loss before taxes of EUR 15 million (2004: net income before taxes of EUR 7 million).

Inclusion of results in the business segments of HVB Group
BA-CA's net income before taxes is included in HVB Group's business segment results in the following way: calculated refinancing costs and other consolidation effects are deducted from the amount of EUR 280 million. The remaining amount of EUR 244 million is apportioned to HVB Group's business segments: EUR 216 million to the Austria and CEE segment, EUR 42 million to Corporates & Markets, and minus EUR 14 million to Other Items.

Balance sheet
As at 31 March 2005, Bank Austria Creditanstalt's total assets amounted to EUR 148.8 billion an increase of 1.6 per cent over the year-end 2004 figure (31 December 2004: EUR 146.5 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 3.8 per cent to EUR 23.1 billion compared with the level at the end of the previous year (2004: EUR 24.0 billion). Trading assets rose by 0.5 per cent to EUR 18.7 billion. Loans and advances to customers increased slightly, by 0.9 per cent, to EUR 82.0 billion (2004: EUR 81.3 billion). Investments increased by 6.9 per cent to EUR 18.5 billion (2004: EUR 17.3 billion).

On the liabilities side, amounts owed to banks increased by 3.7 per cent to EUR 41.4 billion (2004: EUR 39.9 billion). Amounts owed to customers rose by 2.6 per cent to EUR 59.4 billion (2004: EUR 57.8 billion). Liabilities evidenced by certificates decreased by 3.6 per cent to EUR 18.9 billion (2004: EUR 19.6 billion). Shareholders' equity increased by 4.8 per cent to EUR 7.4 billion (2004: EUR 7.1 billion).

Enquiries: Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

Income statement of Bank Austria Creditanstalt for the first three months of 2005

	1 Jan.- 31 March 2005 in EUR m	**1 Jan. - 31 March 2004 in EUR m**	**Change in EUR m**	**Change in %**
Net interest income	596	543	53	9.8
Losses on loans and advances	-110	-105	-5	5.2
Net interest income after losses on loans and advances	486	438	48	10.9
Net fee and commission income	330	297	34	11.3
Net trading result	79	59	20	33.0
General administrative expenses	-634	-604	-30	5.0
Balance of other operating income and expenses	9	0	9	-
Operating profit	**270**	**190**	**80**	**42.1**
Net income from investments	10	32	-21	-67.0
Amortisation of goodwill	0	-18	18	-
Balance of other income and expenses	0	0	0	-
Net income before taxes	**280**	**204**	**77**	**37.6**
Taxes on income	-53	-49	-4	8.9
Net income	227	155	72	46.6
Minority interests	-20	-16	-4	28.3
Consolidated net income	**207**	**139**	**68**	**48.7**

Income statement of Bank Austria Creditanstalt by quarter

	Q1 2005	**Q4 2004**	**Q3 2004**	**Q2 2004**	**Q1 2004**
	in EUR m	**in EUR m**	**in EUR m**	**in EUR m**	**in EUR m**
Net interest income	596	647	609	642	543
Losses on loans and advances	-110	-89	-102	-102	-105
Net interest income after	486	558	507	540	438

losses on loans and advances					
Net fee and commission income	330	301	317	319	297
Net trading result	79	88	55	31	59
General administrative expenses	-634	-644	-620	-612	-604
Balance of other operating income and expenses	9	-57	-3	-12	0
Operating profit	**270**	**246**	**255**	**266**	**190**
Net income from investments	10	-17	-11	-24	32
Amortisation of goodwill	0	-22	-18	-18	-18
Balance of other income and expenses	0	-3	2	-1	0
Net income before taxes	**280**	**204**	**227**	**223**	**204**
Taxes on income	-53	-23	-54	-62	-49
Net income	227	181	173	162	155
Minority interests	-20	-14	-16	-15	-16
Consolidated net income	**207**	**167**	**157**	**146**	**139**

Business segments Jan.-Mar. 2005 / Jan.-Mar. 2004

Charts

Balance sheet of Bank Austria Creditanstalt at 31 March 2005

Assets	**31 March 2005 in EUR m**	**31 Dec. 2004 in EUR m**	**Change in EUR m**	**Change in %**
Cash and balances with central banks	3,883	2,724	1,160	42.6
Trading assets	18,660	18,575	85	0.5
Loans and advances to, and placements with, banks	23,087	23,995	-909	-3.8
Loans and advances to customers	82,028	81,260	768	0.9
- Loan loss provisions	-3,256	-3,305	48	-1.5
Investments	18,509	17,316	1,192	6.9
Property and equipment	1,104	1,122	-18	-1.6
Intangible assets	1,119	1,133	-14	-1.2

Other assets	3,692	3,700	-8	-0.2
Total assets	**148,825**	**146,521**	**2,304**	**1.6**

Liabilities and shareholders' equity	**31 March 2005 in EUR m**	**31 Dec. 2004 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	41,404	39,927	1,477	3.7
Amounts owed to customers	59,367	57,856	1,511	2.6
Liabilities evidenced by certificates	18,912	19,617	-705	-3.6
Trading liabilities	8,605	8,930	-325	-3.6
Provisions	3,797	3,757	41	1.1
Other liabilities	3,942	4,063	-121	-3.0
Subordinated capital	5,379	5,291	89	1.7
Shareholders' equity	7,419	7,081	338	4.8
of which: minority interests	467	439	28	6.4
Total liabilities and shareholders' equity	**148,825**	**146,521**	**2,304**	**1.6**

Press Release

05.04.2005

Bank Austria Creditanstalt arranges EUR 160 million transaction for Croatian Bank for Reconstruction and Development

- **BA-CA *acts as bookrunner and achieves oversubscription in syndication* process**
- **Renewed mandate from Croatian Bank for Reconstruction and Development (HBOR) proves confidence in BA-CA's arrangement expertise and placement power**
- **Signing of the agreement in Opatija/Croatia today**

Today the agreements on the highly successful syndication for the Croatian Bank for Reconstruction and Development (Hrvatska Banka Obnovu i Razvitak – HBOR) will be signed in Opatija, a town on the Croatian Adriatic coast. Together with an international syndicate of banks, Bank Austria Creditanstalt (BA-CA) was mandated to arrange a EUR 160 million syndicated loan. BA-CA also acted as one of the international bookrunners for this transaction and was thus responsible for placement in the international market.

The highly successful syndication process led to significant oversubscription. Apart from Bank Austria Creditanstalt, the other members of the arranging syndicate were BayernLB, Calyon and Mizuho Corporate Bank Ltd. The loan has a three-year maturity and is used for funding purposes. In 2003, BA-CA had received a mandate from HBOR for arranging a facility in the international loan market. The renewed mandate proves HBOR's strong confidence in BA-CA's arrangement expertise and placement power. With this Croatian benchmark transaction BA-CA can further strengthen its market position in the region.

HBOR, the Export Credit Agency (ECA) of the Republic of Croatia, is wholly-owned by the state and enjoys the same international rating as the Republic of Croatia (Moody's: Baa3, Standard & Poor's: BBB flat). Moreover, under a state guarantee defined by law, the Republic of Croatia is liable for all loans raised by HBOR. HBOR is one of the country's most prominent borrowers and is among the leading institutions in the entire CEE region.

Together with HVB Group, Bank Austria Creditanstalt is among the leading arrangers of syndicated loans in Central and Eastern Europe. With some 1,000 branches in 11 countries, Bank Austria Creditanstalt operates the leading banking network in the region, where 17,800 employees serve more than 4.5 million customers.

Enquiries: Bank Austria Creditanstalt, Syndication & Loan Markets
Markus Pieringer, tel. +43 (0)5 05 05 43134; e-mail: markus.pieringer@ba-ca.com

Press Release

29.03.2005

Taking the fast train to South-East Europe

- **Record inflows of foreign direct investment into SEE in 2004**
- **Total FDI volume increased to more than 40 billion euros**
- **Bulgaria and Romania especially benefit from the upcoming EU accession**

Reform measures taken in South-East Europe (SEE) have helped to dramatically improve economic and legal conditions in SEE. The Balkan countries have become a prime location for foreign direct investment (FDI) in the past five years. "In 2004, the volume of foreign direct investment into the SEE countries has exceeded 8 billion euros. This is a new record. The figure is equivalent to roughly 5 percent of the region's GDP," says Marianne Kager, Chief Economist at Bank Austria Creditanstalt (BA-CA). According to estimates by BA-CA's experts, the region has already absorbed almost 41 billion euros in cumulative FDI, representing an almost fourfold increase in volume in just five years.

The EU candidate countries Romania and Bulgaria have become the preferred targets for foreign investors in 2004. "Romania was the absolute front-runner, absorbing 50 percent of FDI flows into SEE," says Kager. This development was mainly driven by the privatisation of the Romanian oil company Petrom and the utility companies Electrica Dobrogea and Electrica Banat. Bulgaria absorbed nearly a quarter of the total volume of FDI in 2004 thanks to the privatisation of 7 regional power companies and the sale of a stake in the local Telecom company.

Despite the recent dynamic growth, the penetration level of foreign capital in the economies of SEE is still relatively low. Per capita FDI only amounted to about 800 euros. By way of comparison, the figure is 2,200 euros per capita in the New Member States (NMS-8). Croatia, however, stands out from the crowd in this regard, with its per capita FDI of 2,300 euros even higher than the average for the NMS-8. Bulgaria ranks ahead of Romania with 1,100 euros compared to some 700 euros. The postponement of EU accession talks could make Croatia less attractive for FDI's, and its lead over other countries could narrow.

Improvement of overall conditions

Overall conditions in the countries in the region will have to be further improved in order to maintain the current strong influx of capital from abroad independently of privatisation projects in order to continue closing the gap to the countries in Central Europe. Many potential investors remain hesitant of taking advantage of the opportunities which are opening up because of unresolved problems such as inefficient processes in public administration, difficulties associated with enforcing legal claims, legal regulations which deviate from EU law, corruption, or the general political environment. "The prospect of eventual membership of the European Union is a strong incentive for the countries in South-East Europe to continue pushing forward with their economic reforms. As these efforts bear fruit, we can expect to see a steady improvement in the conditions for foreign investment in the countries in this region, which will also be reflected in an unbroken strong inflow of FDI", says Kager. In 2005-2006, BA-CA's economists estimate that more than 8 billion euros will be invested in the region each year.

From an overall economic perspective, the SEE countries have a lot of potential. They are among the growth leaders on the continent. In 2004, average economic growth in the region soared to 6.5 percent, with Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Macedonia, Romania and Serbia and Montenegro growing much faster than the new EU Member States (NMS-8), which nevertheless achieved robust economic growth averaging almost 5 percent.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Edith Holzer, phone: +43 (0)50505 ext. 57126, mailto: edith.holzer@ba-ca.com